GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

Please join us on Friday, April 25, 2008, at 1:00 p.m. Central Time for Graco Inc.'s Annual Meeting of Shareholders at the George Aristides Riverside Center, which is located at 1150 Sibley Street N.E., Minneapolis, Minnesota.

At this meeting, shareholders will consider the following matters:

1.   Election of three directors to serve for three-year terms.

2.   Ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm for the fiscal year 2008.

3.   Transaction of such other business as may properly come before the meeting.

Shareholders of record at the close of business on February 25, 2008 are entitled to vote at this meeting or any adjournment.

We encourage you to join us and participate in the meeting. If you are unable to do so, you have the option to vote in one of three ways:

1.   Request a paper proxy card to complete and return;

2.   Call the toll-free telephone number shown on your proxy card; or

3.   To vote via the Internet, visit the website shown on your Notice of Internet Availability of Proxy Materials and proxy card.

Have your Notice of Internet Availability of Proxy Materials or proxy card in front of you when voting by telephone or the Internet; it contains important information that is required to access the system. If you do not vote by telephone, Internet, returning a proxy card or by voting your shares in person at the meeting, you will lose your right to vote on matters that are important to you as a shareholder. Accordingly, please vote your shares in one of the three ways outlined above. This will not prevent you from voting in person if you decide to attend the meeting.

Sincerely,

Patrick J. McHale   Karen Park Gallivan
President and Chief   Secretary
  Executive Officer

March 11, 2008
Minneapolis, Minnesota

TABLE OF CONTENTS

YOUR VOTE IS IMPORTANT

We urge you to visit **www.proxyvote.com** and vote your shares. Have your Notice of Internet Availability of Proxy Materials in front of you when you access the website, as it contains important information, including a unique shareholder control number, that is required to access the system. If you do not wish to take advantage of Internet voting, please request a paper proxy card according to the instructions on your Notice of Internet Availability of Proxy Materials. You may mark, date and sign the proxy card, and return it as soon as possible in the envelope that will be provided, or you may vote by calling the toll-free phone number, 1-800-690-6903, listed on your proxy card. If you attend the meeting, you may still revoke your proxy and vote in person if you wish. Visit **www.investorEconnect.com** to access the proxy materials, the 2007 Annual Report and the Annual Report on Form 10-K.

GENERAL REQUESTS FOR 2007 GRACO INC. ANNUAL REPORT ON FORM 10-K

The 2007 Graco Inc. Annual Report on Form 10-K, including the Financial Statements and the Financial Statement Schedule, is available to the public at www.graco.com. A copy may also be obtained free of charge by calling (612) 623-6659 or writing:

Investor Relations
Graco Inc.
P.O. Box 1441
Minneapolis, Minnesota
55440-1441



GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, MN 55413

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 25, 2008

Your proxy is solicited by the Board of Directors of Graco Inc. in connection with our Annual Meeting of Shareholders to be held on April 25, 2008 and any adjournments of that meeting (the "Meeting").

Pursuant to rules recently adopted by the Securities and Exchange Commission, we have provided you with access to our proxy materials over the Internet. We are providing a Notice of Internet Availability of Proxy Materials (the "Notice") to our shareholders of record and our beneficial owners. All shareholders will have the ability to access the proxy materials free of charge on the website identified in the Notice or request email or paper copies of the proxy materials. The Notice contains instructions on how to access the proxy materials through the Internet or request electronic or paper copies. If your shares are held by a broker, bank, broker-dealer or similar organization, you are the beneficial owner of shares held in "street name" and the notice will be forwarded to you by that organization. As the beneficial owner, you have the right to direct the organization holding your shares how to vote the shares.

The costs of the solicitation, including the cost of preparing and mailing the Notice, Notice of Annual Meeting of Shareholders, and this Proxy Statement, will be paid by us. Solicitation will be primarily through Internet availability of this Proxy Statement to all shareholders entitled to vote at the Meeting. Proxies may be solicited by our officers personally, but at no compensation in addition to their regular compensation as officers. We may reimburse brokers, banks and others holding shares in their names for third parties, for the cost of forwarding proxy material to, and obtaining proxies from, third parties. The Notice will be mailed to shareholders on or about March 11, 2008, and the proxy materials will be available at that time on www.investorEconnect.com.

Proxies may be revoked at any time prior to being voted by giving written notice of revocation to our Secretary. All properly executed proxies received by management will be voted in the manner set forth in this Proxy Statement or as otherwise specified by the shareholder giving the proxy.

Shares voted as abstentions on any matter (or a "withhold vote for" as to directors) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, and as unvoted (although present and entitled to vote) for purposes of determining the approval of each matter as to which the shareholder has abstained. If a broker submits a proxy which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, those shares will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Meeting, but will not be considered as present and entitled to vote with respect to such matters.

Except for the election of directors, which are elected by a plurality of the votes cast, each matter requires the approval of the greater of a majority of the shares present at the Meeting and entitled to vote or a majority of the voting power of the minimum number of shares necessary to constitute a quorum.

Only shareholders of record as of the close of business on February 25, 2008 may vote at the Meeting or at any adjournment. As of that date, there were issued and outstanding 61,287,026 common shares of our Company, the only class of securities entitled to vote at the Meeting. Each share registered to a shareholder of record is entitled to one vote. Cumulative voting is not permitted.

PROPOSAL 1

ELECTION OF DIRECTORS

NOMINEES AND OTHER DIRECTORS

The number of directors of our Company is set at a maximum of nine; there are currently nine directors. The directors are divided into three classes, each class being as equal in number as reasonably possible. Vacancies may be filled by a majority vote of the directors then in office, though less than a quorum, and directors so chosen are subject to election by the shareholders at the next annual meeting of shareholders. Directors elected at an annual meeting of shareholders to succeed directors whose terms expire are elected for three-year terms. Our Board policy states that no director may continue to serve on the Board after the last day of the month of his or her 72nd birthday. At the Meeting, three persons will be nominated for election to our Board of Directors.

Upon recommendation of the Governance Committee, which acts as the nominating committee of the Board, the Board has nominated Patrick J. McHale, Lee R. Mitau and Marti Morfitt, for three-year terms expiring in the year 2011. Mr. Mitau and Ms. Morfitt, whose current terms expire at the Meeting, have previously been elected by the shareholders as directors of our Company. Mr. McHale, the Company's President and Chief Executive Officer, was elected a director by the Board in June 2007.

Unless otherwise instructed not to vote for the election of directors, proxies will be voted to elect the nominees. A director nominee must receive the vote of a plurality of the voting power of shares present at the Meeting in order to be elected. Unless the Board reduces the number of directors, the enclosed proxy will be voted to elect the replacement nominee designated by the Board in the event that a nominee is unable or unwilling to serve.

The following information is given as of February 25, 2008, with respect to the three nominees for election and the other six directors whose terms of office will continue after the Meeting. Except as noted below, each of the nominees and directors has held the same position, or another executive position with the same employer, for the past five years.

Nominees for election at this Meeting to terms expiring in 2011:

Patrick J. McHale

Mr. McHale, 46, is President and Chief Executive Officer of Graco Inc., a position he has held since June 2007. He served as Vice President and General Manager, Lubrication Equipment Division of Graco from June 2003 until June 2007. He was Vice President of Manufacturing and Distribution Operations from April 2001 until June 2003. He served as Vice President, Contractor Equipment Division from February 2000 to March 2001. Prior to becoming Vice President, Lubrication Equipment Division in September 1999, he held various manufacturing management positions in Minneapolis, Minnesota; Plymouth, Michigan; and Sioux Falls, South Dakota. Mr. McHale joined the company in December 1989.

Lee R. Mitau

Mr. Mitau, 59, is the Executive Vice President and General Counsel of U.S. Bancorp, a regional bank holding company. He assumed this position in 1995. Mr. Mitau has been a director of Graco since May 1990. He served as Chairman of the Board of the Company from May 2002 until April 2006 and has been serving as the Chairman of the Board of the Company since June 2007. He also serves as Chairman of the Board of H.B. Fuller Company.

Marti Morfitt

Ms. Morfitt, 50, is the former President and Chief Executive Officer of CNS, Inc., a manufacturer and marketer of consumer products, including the Breathe Right® nasal strip. She held this position from 2001 through March 2007. From 1998 to 2001, she was Chief Operating Officer of CNS, Inc. Ms. Morfitt left her position at CNS, Inc. effective March 2007 as a result of the acquisition of CNS, Inc. by GlaxoSmithKline plc in December 2006. Ms. Morfitt has been a director of Graco since October 1995 and is also a director of Thermage Inc.

Directors whose terms continue until 2009:

William J. Carroll

Mr. Carroll, 63, is a principal of Highland Jebco L.L.C., which provides advisory and consulting services to the automotive parts industry. He assumed this position in May 2006. He was the Director of Economic and Community Development for the city of Toledo, Ohio, a position he held from September 2004 until January 2006. From September 2003 to March 2004, Mr. Carroll was the President and Chief Operating Officer of Dana Corporation. Dana Corporation engineers, manufactures and distributes components and systems for vehicular and industrial manufacturers worldwide. From 1997 to March 2004, Mr. Carroll was the President – Automotive Systems Group of Dana Corporation. Mr. Carroll has been a director of Graco since June 1999.

Jack W. Eugster

Mr. Eugster, 62, was the Chairman, President and Chief Executive Officer of Musicland Stores, Inc., a retail music and home video company, from 1980 until his retirement in January 2001. Mr. Eugster has been a director of Graco since February 2004, and is also a director of Donaldson Company, Inc. and Black Hills Corporation.

R. William Van Sant

Mr. Van Sant, 69, is an operating partner of Stone Arch Capital, a private equity firm. He assumed this position in January 2008. From August 2006 through December 2007, he was the President and Chief Executive Officer of Paladin, a Dover Corporation company, which manufactures attachments for construction equipment. From 2003 until August 2006, Mr. Van Sant was Chairman of Paladin L.L.C, and from 2003 until November 2005, Mr. Van Sant was Chairman and Chief Executive Officer of Paladin. He was an Operating Partner with Norwest Equity Partners, a leading private equity firm, from 2001 through 2006. Mr. Van Sant has been a director of Graco since February 2004 and is also a director of H.B. Fuller Company.

Directors whose terms continue until 2010:

J. Kevin Gilligan

Mr. Gilligan, 53, is the President and Chief Executive Officer of United Subcontractors, Inc., a national construction services company. He assumed this position in October 2004. He was President and Chief Executive Officer, Automation and Control Solutions, Honeywell International, Inc., a diversified technology and manufacturing company, from 2001 until January 2004. Mr. Gilligan has been a director of Graco since February 2001 and is also a director of ADC Telecommunications, Inc.

Mark H. Rauenhorst

Mr. Rauenhorst, 55, is the Chairman and Chief Executive Officer of Opus Corporation, which is engaged in design, construction and real estate development activities. He assumed this position in June 2007. He served as President and Chief Executive Officer of Opus Corporation from and after 1999 and 2000, respectively. Beginning in 1996, he was President and Chief Executive Officer of Opus Northwest L.L.C. Mr. Rauenhorst has been a director of Graco since September 2000 and is also a director of Opus Corporation.

William G. Van Dyke

Mr. Van Dyke, 62, was Chairman of the Board of Donaldson Company, Inc., a diversified manufacturer of air and liquid filtration products from August 2004 until his retirement in August 2005. He was Chief Executive Officer and President of Donaldson Company, Inc. from 1996 to August 2004. Mr. Van Dyke has been a director of Graco since May 1995. Mr. Van Dyke is also a director of Polaris Industries, Inc. and Alliant Techsystems Inc.

The Board of Directors, upon recommendation of the Governance Committee, recommends that shareholders vote FOR all nominees for election at the Meeting to terms expiring in 2011.

DIRECTOR INDEPENDENCE

Our Board of Directors has determined that Mr. Carroll, Mr. Eugster, Mr. Gilligan, Mr. Mitau, Ms. Morfitt, Mr. Rauenhorst, Mr. Van Dyke and Mr. Van Sant are independent directors. The independent directors constitute a majority of the Board, and the only director who is not independent is Mr. McHale, the Company's President and Chief Executive Officer. In making its determination regarding the independence of the directors, our Board noted that each independent director meets the standards for independence set out in Section 303A.02 of the New York Stock Exchange Corporate Governance Rules, and that there is no material business relationship between our Company and any independent director, including any business entity with which any independent director is affiliated.

In making its determination, our Board reviewed information provided by each of the directors and information gathered by our management, and determined that none of the directors, other than Mr. Mitau and Mr. Rauenhorst, have any relationship with the Company other than as a director and/or shareholder. Some of our nonemployee directors are or were during the previous three fiscal years a non-management director of another company that did business with us during these years, and/or a non-executive director of one or more charitable organizations to which our Company's charitable foundation made a contribution during those years. The Board specifically considered that Mr. Mitau serves as Executive Vice President and General Counsel of U.S. Bancorp, to which our Company paid approximately $1,380,000 in 2007 for interest expense, trust services, revolver and credit line services and banking services including but not limited to fees for cash management and credit card processing. The Board specifically considered that Mr. Rauenhorst serves as Chairman and Chief Executive Officer of Opus Corporation and Chairman of Opus Northwest LLC, a wholly owned subsidiary of Opus Corporation, to which the Company paid approximately $610,000 in 2007 for the construction of an addition to the Company's Sioux Falls manufacturing facility. The Board determined that neither the nature of the relationship between Opus Corporation or U.S. Bancorp on the one hand, and our Company, on the other hand, nor the amount of payments, was material to any one of the entities. Moreover, our Board concluded that Messrs. Mitau and Rauenhorst do not have material interests in the foregoing transactions because they were not directly involved in the transactions, they do not derive any special benefits related to the transactions, and the transactions with each of Opus Corporation and U.S. Bancorp were the result of a competitive bidding process and arm's-length negotiations.

MEETINGS OF THE BOARD OF DIRECTORS

During 2007, our Board of Directors met eight times. Attendance of our directors at all Board and Committee meetings averaged 91.8 percent. During 2007, every current director attended at least 75 percent of the aggregate number of meetings of the Board and all committees of the Board on which he or she served. Our Corporate Governance Guidelines require that each director make all reasonable efforts to attend the Company's Annual Meeting of Shareholders. In 2007, all but two of the directors attended the Annual Meeting of Shareholders. Each regularly scheduled meeting of the Board includes an executive session of only non-management directors. Mr. Mitau, Chairman of the Board, presides at the executive sessions.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has an Audit Committee, a Governance Committee, and a Management Organization and Compensation Committee. Membership as of February 25, 2008, the record date, was as follows:

Audit	Governance	Management Organization and Compensation
R. William Van Sant, Chair	Lee R. Mitau, Chair	Jack W. Eugster, Chair
William J. Carroll	William J. Carroll	J. Kevin Gilligan
Jack W. Eugster	Marti Morfitt	Lee R. Mitau
J. Kevin Gilligan	William G. Van Dyke	Marti Morfitt
Mark H. Rauenhorst	R. William Van Sant	Mark H. Rauenhorst
William G. Van Dyke		

Audit Committee (7 meetings in fiscal 2007)

The Audit Committee is composed entirely of directors who meet the independence requirements of Rule 10A-3(b) under the Securities Exchange Act of 1934. All of the Audit Committee members are, in the judgment of the Board, financially literate. Our Board has determined that Mr. Carroll, Mr. Van Dyke and Mr. Van Sant are audit committee financial experts.

The Audit Committee assists the Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualification and independence of the independent auditor, and the performance of the internal audit function and independent auditors.

The responsibilities of the Audit Committee are set forth in a written charter. The Audit Committee has reviewed and reassessed the adequacy of its charter and concluded that the charter satisfactorily states the responsibilities of the Audit Committee. The Audit Committee Charter was most recently approved by the Board on April 20, 2007.

Governance Committee (3 meetings in fiscal 2007)

The Governance Committee has the following functions:

- Sets criteria for the selection of prospective Board members, identifies and recruits suitable candidates, and presents director nominees to the Board;
- Periodically evaluates our Company's shareholder value protections, board structure, and business continuity provisions, and recommends any changes to the Board; and
- Recommends to the Board requirements for Board membership, including minimum qualifications and retirement policies; the appropriate number of directors; the compensation, benefits and retirement programs for directors; the committee structure, charters, chairs and membership; the number and schedule of Board meetings; a set of Corporate Governance Guidelines; and the appropriate person(s) to hold the positions of Chair of the Board and Chief Executive Officer.

The responsibilities of the Governance Committee are fully set forth in its written charter, which was most recently approved by the Board on February 17, 2006.

Management Organization and Compensation Committee (3 meetings in fiscal 2007)

The Management Organization and Compensation Committee has the following functions:

- Develops our Company's philosophy and structure for executive compensation;
- Determines the compensation of the Chief Executive Officer and approves the compensation of the executive officers;
- Reviews and discusses with management, and recommends to the Board the inclusion of, the Compensation Discussion and Analysis in our Company's annual proxy statement;
- Reviews the individual performance of the Chief Executive Officer based on goals and objectives, and communicates to the CEO regarding its assessment of the CEO's performance on an annual basis;
- Administers our Company's stock option and other stock-based compensation plans; and
- Reviews and makes recommendations on executive management organization and succession plans.

The responsibilities of the Management Organization and Compensation Committee are fully set forth in its written charter, which was most recently approved by the Board on February 16, 2007.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Board who served on the Management Organization and Compensation Committee during 2007 has ever been an officer or employee of our Company or any of its subsidiaries.

DIRECTOR QUALIFICATIONS AND SELECTION PROCESS

Qualification Standards

Graco will only consider as candidates for director individuals who possess a high level of ethics, integrity and values, and who are committed to representing the long-term interests of our shareholders. Such candidates must be able to make a significant contribution to the governance of our Company by virtue of their business and financial expertise, educational and professional background, and current or recent experience as a chief executive officer or other senior leader of a public company or other major organization. The business discipline that may be sought at any given time will vary depending on the needs and strategic direction of our Company, and the disciplines represented by incumbent directors. In evaluating candidates for nomination as a director of Graco, the Governance Committee will also consider other criteria, including geographical representation, independence, practical wisdom, mature judgment and the ability of the candidate to represent the interests of all shareholders and not those of a special interest group. One or more of our directors is required to possess the education or experience required to qualify as an audit committee financial expert as defined in the applicable rules of the Securities and Exchange Commission.

Once elected, all directors are subject to the standards set forth in our Corporate Governance Guidelines which include, among others, the requirement to resign at age 72, unless the Board waives such requirement, and the requirement to tender the director's resignation if his or her employment status significantly changes.

Nominee Selection Process

The selection process for director candidates reflects guidelines established from time to time by the Governance Committee. A shareholder seeking to recommend a prospective candidate for the Governance Committee's consideration should submit such recommendation in writing and addressed to the Governance Committee in care of the Secretary of the Company at our Company's corporate headquarters. Our by-laws provide that timely notice must be received by the Secretary not less than 90 days prior to the anniversary of the date of our Annual Meeting of Shareholders. The nominations must set forth (i) the name, age, business and residential addresses and principal occupation or employment of each nominee proposed in such notice; (ii) the name and address of the shareholder giving the notice, as it appears in our Company's stock register; (iii) the number of shares of capital stock of our Company which are beneficially owned by each such nominee and by such shareholder; and (iv) such other information concerning each such nominee as would be required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of such nominee. Such notice must also include a signed consent of each such nominee to serve as a director of our Company, if elected. Shareholder nominees will be evaluated in the same manner as nominees from other sources.

COMMUNICATIONS WITH THE BOARD

Our Board of Directors welcomes the submission of any comments or concerns from shareholders or other interested parties. These communications will be delivered directly to the Vice President, General Counsel and Secretary. If a communication does not relate in any way to Board matters, he or she will deal with the communication as appropriate. If the communication does relate to any matter of relevance to our Board, he or she will relay the message to the Chairman of the Governance Committee, who will determine whether to relay the communication to the entire Board or to the non-management directors. The Vice President, General Counsel and Secretary will keep a log of all communications addressed to the Board that she receives. If you wish to submit any comments or express any concerns to our Board, you may use one of the following methods:

- Write to the Board at the following address:
  Board of Directors
  Graco Inc.
  c/o Karen Park Gallivan, Vice President, General Counsel and Secretary
  P.O. Box 1441
  Minneapolis, Minnesota 55440-1441

- Email the Board at boardofdirectors@graco.com

CORPORATE GOVERNANCE DOCUMENTS

The charters of the Audit, Governance, and Management Organization and Compensation Committees, as well as our Company's Corporate Governance Guidelines and Conduct of Business Guidelines (code of ethics), are available on the Company's website at www.graco.com and may be found by selecting the "Investor Relations" tab and then clicking on "Corporate Governance". Any shareholder may obtain paper copies of these documents by submitting a written request to: Graco Inc., P.O. Box 1441, Minneapolis, Minnesota 55440-1441, Attention: Corporate Secretary, or by sending an email to boardofdirectors@graco.com.

AUDIT COMMITTEE REPORT

Report of the Audit Committee

The Audit Committee has reviewed and discussed the audited financial statements of our Company for the fiscal year ended December 28, 2007 ("the financial statements") with both the Company's management and its independent registered public accounting firm, Deloitte & Touche LLP ("Deloitte"). The Audit Committee has discussed with Deloitte the matters required by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board. Our management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has received from Deloitte the written disclosure and the letter required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and the Audit Committee has discussed with Deloitte their independence. The Audit Committee has also received written material addressing Deloitte's internal quality control procedures and other matters, as required by the New York Stock Exchange listing standards. The Audit Committee has considered the effect of non-audit fees on the independence of Deloitte and has concluded that such non-audit services are compatible with the independence of Deloitte.

Based on these reviews and discussions, the Audit Committee recommended to our Board of Directors that the financial statements for the fiscal year ended December 28, 2007, be included in the Company's 2007 Annual Report on Form 10-K for filing with the Securities and Exchange Commission.


The Members of the Audit Committee
Mr. R. William Van Sant, Chair
Mr. William J. Carroll
Mr. Jack W. Eugster
Mr. J. Kevin Gilligan
Mr. Mark H. Rauenhorst
Mr. William G. Van Dyke


Independent Registered Public Accounting Firm Fees and Services

The following table sets forth the aggregate audit fees incurred by Graco Inc. and its subsidiaries from our Company's independent registered public accounting firm, Deloitte & Touche, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively "Deloitte"), and the fees paid to Deloitte for services in the other fee categories during the fiscal years ended December 28, 2007 and December 29, 2006. The Audit Committee has considered the scope and fee arrangements for all services provided by Deloitte to our Company, taking into account whether the provision of non-audit services is compatible with maintaining Deloitte's independence. The Audit Committee pre-approved 100 percent of the services described below.

	Fiscal Year Ended 12/28/07	Fiscal Year Ended 12/29/06
Audit Fees[1]	$792,000	$855,000
Audit-Related Fees[2]	—	18,000
Tax Fees[3]	47,000	87,000
Total	$839,000	$960,000

(1) Includes fees of $5,000 for consents in each of 2007 and 2006. Also includes fees of $15,000 for the review of purchase accounting in 2006.
(2) Includes $11,000 for due diligence and $7,000 for accounting services in 2006.
(3) Includes fees for tax compliance services of $34,000 and $48,000, and tax advice of $13,000 and $35,000, in 2007 and 2006, respectively.

Pre-Approval Policies

The Audit Committee's policy on approval of services performed by the independent registered public accounting firm is to pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the fiscal year. The Audit Committee reviews each non-audit service to be provided and assesses the impact of the service on the firm's independence.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Philosophy

The Management Organization and Compensation Committee (for purposes of this Executive Compensation section, the "Committee") is responsible for establishing our executive compensation philosophy. The Committee believes that our total compensation program should:

- Globally source, attract and retain highly qualified executives;
- Motivate executives to improve our financial position and increase shareholder value;
- Provide total compensation that is competitive with other manufacturing companies of comparable sales volume and financial performance, and that may adjust above or below the market median as a result of our financial performance;
- Align pay to balance our short- and long-term objectives;
- Maintain a strong link between pay and performance by placing a substantial portion of the total pay at risk;
- Promote collaboration and teamwork across our organization; and
- Provide a total compensation pay mix that includes both fixed and variable, cash and non-cash, and short-term and long-term components.

The Committee applies these philosophies in selecting compensation elements. Additionally, the Committee reviews competitive market and trend data, peer company performance and market data, internal equity among executive officers, individual and company performance, cost, and named executive officer tally sheets (as described below) when determining levels of compensation.

Executive Officer Compensation Processes

The Committee uses the following resources, processes and procedures to help it effectively perform its responsibilities:

- Executive sessions without management present to discuss various compensation matters, including the compensation of our President and Chief Executive Officer ("CEO");
- An independent executive compensation consultant who advises the Committee from time to time on compensation matters;
- An annual review of all executive compensation and benefit programs for competitiveness, reasonableness and cost-effectiveness;
- Program design and competitive market data benchmarked for each component of total compensation using an industry peer group and a larger group of similarly sized manufacturing companies; and
- An annual review of each named executive officer's tally sheet before setting the annual compensation program for the next performance year.

Executive Compensation Consultant

The Committee has the authority under its Charter to engage the services of outside consultants, to determine the scope of the consultants' services and to terminate such consultants' engagement. In 2007, the Committee continued its engagement of Hewitt Associates ("Hewitt") as its independent outside executive compensation consultant to advise the Committee on certain matters related to executive compensation including:

- A competitive compensation review of the CEO and other executive officer positions;
- Executive compensation trend data; and
- A market review and analysis of our executive severance and change of control provisions.

Every other year, Hewitt conducts a manufacturing peer group financial performance review and a named executive officer compensation market analysis of our twenty peer companies. This peer analysis was last completed in 2006 and was used by the Committee when determining 2007 compensation for the CEO and other executive officers.

The Governance Committee of our Board of Directors engaged Hewitt in 2007 to conduct a market review and analysis of board of director compensation. Additionally, a Hewitt affiliate in Shanghai, China provided limited consulting services related to market pricing for certain positions of our subsidiary, Graco Fluid Equipment (Shanghai) Co., Ltd. Other than in connection with these services which cost approximately $18,000, and advising the Committee on executive compensation as described above, Hewitt did not receive any other compensation from us in 2007.

Role of Management in Executive Compensation Decisions

Our management is involved in the following executive compensation processes:

- The Chief Administrative Officer ("CAO") and Compensation Manager develop or oversee the creation of written background and supporting materials for distribution to the Committee prior to its meetings;
- The CEO, CAO, Vice President, General Counsel and Secretary, and Compensation Manager all attend the Committee's meetings, but leave during the non-employee director executive sessions;
- The CEO, CAO, and Compensation Manager review executive officer compensation competitive analyses (excluding the CEO) and annually present and make recommendations to the Committee relating to bonus and long-term incentive plan designs and changes, if warranted;
- The CEO annually recommends to the Committee base salary adjustments and long-term incentive awards in the form of stock-based grants for all executive officers, excluding the CEO; and
- Immediately following the Committee's executive sessions, the Chair of the Committee provides the CAO with a summary of the executive session decisions, actions and underlying rationale for implementation as appropriate.

Benchmarking

The Committee annually reviews general market benchmarking data, consisting of total compensation and each of its three elements: base salary, annual incentives, and long-term incentives. The Committee targets base salaries to be at the median of manufacturers with similar sales volume. In determining the 2007 and 2008 executive compensation, the Committee used a survey compiled by Hewitt to benchmark the competitiveness of each element of total compensation for the Company's named executive officers (the "Hewitt Survey"). The Committee selected the Hewitt Survey because it provides standard survey data that is based exclusively on U.S. manufacturing companies and is regressed using applicable revenues. Hewitt uses a statistical technique, known as regression analysis that is used for modeling the relationship between variables. In this case, it enables Hewitt to estimate market levels of compensation that relate closely to a Company's revenue size. Hewitt uses this technique to adjust compensation data based on differences in revenue size of companies in their database.

Survey benchmark positions were selected by the Committee to determine salary range midpoints based on market medians. The named executive officer benchmark positions include those of CEO, CFO, top manufacturing executive, business unit executive, and regional general manager. For the corporate benchmark positions, the data gathered from the Hewitt Survey reflected manufacturing companies with similar levels of revenue. Individual midpoints were created for our CEO, CFO, and Europe region executive based on median market data. A single midpoint was also established among our four U.S. business unit executives, our Asia Pacific region executive, who is a U.S. expatriate, and our top manufacturing executive (the "Business Unit Benchmark"). The individual revenues of the four business units and the Asia Pacific region were averaged and this average revenue was used when establishing median market data for the Business Unit Benchmark. This method was established to provide better internal equity and flexibility in position rotations. The midpoint for our Europe region executive was established by the Committee reviewing Hewitt market data based on Belgian companies (the "Hewitt Belgian Survey") for a regional general manager benchmark based on our European revenues.

In addition, the Committee requests that Hewitt conduct a peer group comparison of named executive officer positions every other year (the "Peer Group Survey"). This data is reviewed to ensure that our compensation practices are not out of alignment with what the industry views as competitive pay for named executive officers. Levels of short- and long-term incentive compensation may be adjusted above or below median commensurate with our financial performance compared to our peer group. The peer companies selected are based on industry, size, and location. Approximately twenty companies comprise the peer group. Graco's Peer Group Survey companies include Actuant Corporation, A.O. Smith Corporation, Arctic Cat Inc., Briggs & Stratton Corporation, CIRCOR International Inc., Donaldson Company, Inc., Flowserve Corporation, Franklin Electric Co., Inc., Gardner Denver Inc., IDEX Corporation, MTS Systems Corporation, Nordson Corporation, Pentair Inc., Regal-Beloit Corporation, Robbins & Myers Inc., Roper Industries Inc., Tecumseh Products Company, Tennant Company, The Toro Company, and Watts Water Technologies Inc. In comparing financial performance, the Committee reviews three-year sales growth, three-year earnings per share growth, operating margin, three-year total shareholder return, and market capitalization. Hewitt's 2006 executive compensation summary report that was used for determining 2007 compensation included an analysis of our peer companies. This analysis showed that our financial results exceeded the median of the foregoing financial performance metrics of the twenty companies comprising our peer group.

Components of the Executive Compensation Programs

The primary components of the Company's executive compensation programs are:

- Base salary;
- Annual cash incentive;
- Stock-based awards;
- Benefits and perquisites; and
- Severance and change of control agreements.

When the Committee reviews competitive market data for each of the benchmark executive positions each year, the Committee reviews total compensation in addition to reviewing each component (base pay, annual cash incentive and long-term incentives). The Committee examines tally sheets for our named executive officers showing their current total compensation and potential accumulation of wealth. Specifically, the tally sheets reviewed by the Committee in September 2007 provided 2006 actual and 2007 target annual compensation, retirement balances as of December 31, 2006 projected to age 65, deferred compensation balances, and the projected value of stock awards based on assumptions regarding stock price appreciation. After analysis of market and tally sheet data and discussion among the Committee members, the Committee reviews the dollar allocation among each of the three components. Although the Committee has not established specific ratios for each of the compensation components, it strives to maintain a reasonable and competitive balance between the fixed and variable elements. The compensation program is designed to reward recent results and motivate long-term performance through the use of the three total compensation components. The Committee believes that the compensation mix and amount paid to each of our named executive officers is reasonable and appropriate.

Base Salary

The Committee provides base salaries to executives to attract and retain talent, provide competitive compensation for the performance of the executives' basic job duties and recognize individual contributions to our financial performance. Base salaries may be adjusted at the discretion of the Committee. The Committee generally targets base salary levels at the median of the benchmarked positions in the Hewitt Survey and the Hewitt Belgian Survey. Adjusting base salaries to achieve or approach median is consistent with the Committee's philosophy of providing competitive base salaries.

In December of each year, the CEO provides the Committee with an evaluation of each executive officer's performance, other than his own, covering the prior twelve months and his recommendation for base salary adjustments. The base salary adjustments are based on several considerations, which include individual performance, scope and complexity of the individual's role, salary comparison to market data, market projection for executive base salary adjustments, experience, internal pay relationships, and retention considerations. The Committee reviews the competitive market data and base salary adjustments recommended by the CEO. All executive officer base salaries for the next calendar year are approved by the Committee at its December meeting, and become effective January 1. In addition, an executive session is held at the Committee's December meeting to determine the base salary adjustment for the CEO. Management does not provide a CEO base salary adjustment recommendation to the Committee. During this session the Committee considers input from the Board members on the CEO's performance over the past year. It also considers the CEO's expertise, market knowledge, decision-making, and other leadership capabilities. Additionally, the Committee evaluates the CEO's performance against annual objectives established at the beginning of the year. The Committee also reviews the CEO's base salary in comparison to the Hewitt Survey market data for CEOs of manufacturing companies with similar sales volume, and our Peer Group Survey on an every other year basis. Following discussion, the Committee approves the CEO's base salary for the next calendar year, which becomes effective January 1.

On January 1, 2007, Mr. Roberts, our former Chairman, President and CEO, received a 6 percent increase in base salary, bringing his base salary to $654,100. He received a 6 percent increase because he successfully completed several strategic initiatives, we achieved record financial performance, and his 2006 base salary fell below the median of the competitive market data. The other named executive officers received increases ranging from 4 percent to 6 percent. The adjustments were based on criteria including individual performance, scope and complexity of the individual's role, salary comparison to the Hewitt Survey and Hewitt Belgian Survey market data, market projection for executive base salary adjustments, experience, internal pay relationships, and retention considerations. The increases that these executives received were in line with the market projection for executive base salary adjustments published by Mercer, Hewitt, World at Work, and The Conference Board (the "Market Projection Surveys").

Mr. Roberts resigned from his positions of Chairman, President, and CEO effective June 11, 2007 and Mr. Patrick McHale was immediately promoted to and elected President and CEO. As a result of his promotion, the Committee increased his base salary from $240,786 to $500,000 effective July 1, 2007. Although his new base salary fell significantly below the competitive median market data, the Committee believed that Mr. McHale's base salary was reflective of his tenure and experience in this new role at that time.

In December 2007, the Committee increased Mr. McHale's base salary to $620,000 effective January 1, 2008. He received this increase because his base salary was below the competitive market median data and he had demonstrated strong leadership in his new role as CEO. The other named executive officers received increases ranging from 3 percent to 5 percent except for Mr. Paulis. Mr. Paulis, who is employed by Graco N.V., our wholly owned subsidiary, received a 15 percent increase as Graco N.V. had strong financial results in 2007 and his base salary was below competitive market data. The increases that Messrs. Rescorla, Johnson, and Graner received were in line with the Market Projection Surveys. The base salary increases, approved for the foregoing named executive officers, became effective January 1, 2008 and were based on the criteria identified above.

Annual Cash Incentive

At the beginning of each year the Committee establishes an annual incentive opportunity for the CEO and the other designated executive officers. A separate bonus plan (the "Executive Officer Annual Incentive Bonus Plan") has been created for those most highly paid and designated by the Committee, including the CEO, to qualify the participant's annual cash incentive as performance-based to ensure 162(m) deductibility under the Internal Revenue Code. A separate annual incentive plan (the "Executive Officer Bonus Plan") applies to the other designated executive officers. The Executive Officer Annual Incentive Bonus Plan and the Executive Officer Bonus Plan, together, are referred to as the "Annual Incentive Plans". The Annual Incentive Plans are designed to motivate our executives to increase our sales, earnings and other financial metrics by offering an incentive that rewards year-over-year growth. Potential payout under the Annual Incentive Plans is expressed as a percent of base salary. The Committee reviews market data for the annual incentive element before determining the relationship between performance targets and the bonus payout range. A specific financial performance threshold must be attained in order to earn an incentive. If specified performance levels are not achieved or exceeded, there is no payout. The annual incentives, to the extent earned, are paid in cash in March following the calendar year-end and are based upon the Committee's determination of actual performance against pre-established targets.

At its Committee meeting in February 2007, the Committee approved participation of the CEO and other executive officers in their respective Annual Incentive Plans for 2007. Mr. Roberts was the only person designated as a participant in the Executive Officer Annual Incentive Bonus Plan at that time. The maximum payout levels for 2007 were 150 percent of base salary for the CEO and 105 percent of the base salaries for the other executive officers who report to the CEO and serve on the executive management team (the "Management Executives"). The target payout levels for 2007 were 100 percent of base salary for the CEO and 70 percent of the base salaries for the Management Executives. In 2008 the target and maximum payout levels will remain the same. The Committee established two financial measures for these plans, consisting of net sales and net earnings growth over the prior year. The measures were equally weighted. Increases in net sales and net earnings growth were selected as the metrics against which to measure the officers' performance for the annual incentive plan because the Committee desires to motivate the officers to achieve profitable business growth consistent with our aggressive long-term financial objectives.

The 2007 incentive award payouts were set based upon the achievement of specified levels of growth in net sales and net earnings. Potential annual incentive payouts are based on various levels of growth over the previous year. In setting these growth percentages, the committee selects amounts that are approximately equal to various multiples of forecasted real Gross Domestic Product ("GDP") growth. The target sales growth was approximately two times forecasted GDP growth and the maximum sales growth was approximately four times forecasted GDP growth. The target earnings growth was approximately three times forecasted GDP growth and the maximum earnings growth was approximately six times forecasted GDP growth. The minimum, target and maximum sales growth targets established for 2007 were growth exceeding 100 percent, 105 percent and 110 percent of prior year, respectively. The minimum, target and maximum earnings growth targets established were growth exceeding 95 percent, 107 percent and 115 percent of prior year, respectively. Net sales of $841.3 million in 2007 represents an increase in net sales of 3 percent over 2006, and net earnings of $152.8 million in 2007 represents an increase in net earnings of 2 percent from 2006, which, together, led to the amounts paid out under the incentive plans. The Committee has the authority to make adjustments to the incentive payout award based on unanticipated or special circumstances. At its February 2008 meeting, the Committee awarded an additional amount to each executive officer which amount generally reflected an adjustment made to net earnings taking into consideration the impact of interest expense and income arising from our 2007 share repurchase program.

Due to his promotion to President and CEO, Mr. McHale's 2007 bonus was based on six months of his participation in the Executive Officer Bonus Plan with a minimum payout of 0 percent and a maximum payout of 105 percent. As of July 2007, Mr. McHale was designated as a participant in the Executive Officer Annual Incentive Bonus Plan. His 2007 bonus was therefore also based on six months of his participation in the Executive Officer Annual Incentive Bonus Plan with a minimum payout of 0 percent and a maximum payout of 150 percent. For 2007, Mr. McHale received a bonus that was 58 percent of his 2007 base salary earnings.

At its February 2008 meeting, the Committee approved net sales growth and earnings per share growth as the 2008 performance metrics. The earnings per share metric replaced the net earnings metric because the Committee believes that it more closely aligns management with shareholders' interests, it is a visible metric that is easy to communicate, and it is a commonly used profit metric. Each of the measures will be weighted equally. Both metrics will be set with reference to multiples of forecasted GDP growth. In 2008, Mr. McHale will participate in the Executive Officer Annual Incentive Bonus Plan with a minimum payout of 0 percent, a target payout of 100 percent, and a maximum payout of 150 percent of base salary to be paid. Management Executives will participate in the Executive Officer Bonus Plan with a minimum payout of 0 percent, a target payout of 70 percent, and a maximum payout of 105 percent of base salary to be paid.

CEO Awards

Under this program, individual discretionary awards, in an aggregate amount not to exceed $200,000, may be made each year to recognize the significant contributions of selected employees, including executive officers. The CEO, based on input from his management team, determines the recipients of these monetary awards. In February 2007, Mr. Roberts granted CEO Awards to fourteen employees, two of whom are named executive officers. At its February 16, 2007 meeting the Committee approved an award to Mr. Rescorla in the amount of $10,000 for significant contributions made by him during the 2006 fiscal year. In February 2008, Mr. McHale granted CEO Awards to eight employees, one of whom is a named executive officer. The Committee approved an award to Mr. Paulis in the amount of $30,000 at its February 15, 2008 meeting for significant contributions made by him during the 2007 fiscal year.

Stock-based Awards

The Company's executive long-term incentive program rewards our executive officers through stock-based awards for performance over a period of time, typically exceeding three years. This long-term incentive program (the "LTI Program") is structured to align the financial interests of the executive officers with those of our shareholders. The Committee believes that equity-based compensation ensures that the executives have a continuing stake in our long-term success.

The 2007 LTI Program consisted of stock options and restricted stock granted to executive officers under the Graco Inc. Amended and Restated Stock Incentive Plan (2006) (the "Stock Incentive Plan"). The stock option grant feature of the LTI Program is designed to promote the growth of our stock price by offering officers a financial stake in the Company. As is the case with our shareholders, the options create value for executives only to the extent Graco's stock price increases. The Committee believes that executive officers having a financial stake will be motivated to put forth sustained effort on behalf of the Company's shareholders to support the continued growth of the Company's share price. The LTI Program also promotes the interests of the Company and its shareholders through the attraction and retention of experienced and capable leaders.

The Committee typically grants stock-based awards to each executive officer at its regularly scheduled February meeting. The Board sets the February meeting date several months in advance. Under the terms of the Stock Incentive Plan, the Committee must approve all stock option grants to officers. In February 2007, executive officers were awarded non-qualified stock options with an exercise price equal to the fair market value of our common stock on the grant date, defined in the Stock Incentive Plan as the closing price of the stock on the day immediately preceding the grant date. Each option has a 10-year term and becomes exercisable in equal installments over four years, beginning with the first anniversary of the grant date. Additionally, our plan prohibits the repricing of stock options.

The number of shares covered by the stock options granted in 2007 to each executive officer was determined by reviewing competitive long-term incentive market data for each of the benchmarked executive officer positions in addition to considering the current exercise price. The Committee granted the same number of shares to each of the Management Executives given its determination that each of such officers significantly impacts our performance. The Committee considers, except in the case of the award to the CEO, the recommendation of the CEO for such awards. Other factors considered by the Committee in determining the number of stock options granted to each executive officer include the number of shares granted in previous years, our previous year's financial performance, the dilutive effect on our shareholders, and the allocation of overall share usage attributed to executive officers.

In February 2007, Mr. Roberts, the former CEO, was granted an option for 140,000 shares, which was the same number of shares that was granted to him in 2006. The number of shares granted was due to the Committee's assessment of the Company's superior financial performance in 2006 and Mr. Roberts' achievement of key strategic initiatives. Mr. Roberts' unvested shares were forfeited upon his termination of employment. The other Management Executives were each granted an option for 22,500 shares because they all significantly impacted our financial results. The grant date fair market value of the options awarded was $12.05 per share.

In June 2007, Mr. McHale was granted an option for 75,000 shares when he was promoted to and elected President and CEO. The option vests in four equal installments on each annual anniversary of the date of grant. In February 2007, he was granted an option for 22,500 shares along with the other Management Executives. The value of the aggregate number of shares he was awarded in 2007 is below the competitive median market data for long-term incentives for the CEO position, which the Committee believes reflected his tenure during 2007.

In December 2007, the Committee granted a long-term incentive award to some of our named executive officers in the form of restricted stock. These shares will vest in three years and are not subject to accelerated vesting upon retirement. The Committee determined that it was in the best interest of our Company to award restricted stock to motivate executive officers to contribute to our growth and to continue their service with our Company. Messrs. Johnson and Paulis were granted 4,000 shares each, and Mr. Rescorla was granted 2,500 shares. The number of shares granted to each named executive officer was determined by the Committee based on its consideration of the named executive officer's individual responsibilities and ability to significantly impact key company initiatives.

In February 2008, the Committee granted Mr. McHale a stock option for 150,000 shares. Each of the other Management Executives, except Mr. Graner, was granted an option for 30,000 shares. The Committee granted options for the same number of shares to each of the other Management Executives due to their overall contributions to our performance in 2007. Mr. Graner was granted an option for an additional 9,000 shares for his contributions as Chief Financial Officer.

Benefits and Perquisites

In an effort to attract and retain talented employees, we offer retirement, health and welfare programs competitive within our local markets (the "Benefit Programs"). The only Benefit Programs offered to our U.S. executive officers, either exclusively or with terms different from those offered to other eligible employees, include the following:

- Supplemental Retirement Benefit. This unfunded supplemental retirement benefit arrangement provides certain U.S. executives with a benefit of $10,000 per year payable for ten (10) years in monthly installments commencing upon retirement. If an eligible participant elects to retire and receive this benefit prior to reaching age sixty five (65), the benefit amount will be reduced by one-half of one percent (0.5 percent) for each month by which the participant's retirement precedes his or her sixty-fifth (65th) birthday. Mr. Graner is the only active executive officer eligible for this benefit.
- Restoration Plan. Since the Internal Revenue Code limits the pension benefits that can be accrued under a tax-qualified defined benefit pension plan, we have established the Graco Inc. Restoration Plan. This plan is a nonqualified excess benefit plan designed to provide retirement benefits to eligible participants in the United States as a replacement for those retirement benefits reduced under the Graco Employee Retirement Plan by operation of Section 415 and Section 401(a)(17) of the Code. On February 16, 2007, the Committee approved an arrangement by which Mr. Roberts, effective January 1, 2007, was credited with one and one-half years of service under the Restoration Plan for each year worked until retirement. This decision was based upon the Committee's review of benchmarking data and its desire to provide Mr. Roberts with retirement benefits closer to the market median.
- Supplemental Long-term Disability Program. Each U.S. executive officer is enrolled in an individual executive long-term disability plan. We pay the premiums. Each plan provides the executive with a monthly disability benefit of up to $21,800 in the event of long-term disability.
- Other Perquisites. We provide few other perquisites to our executive officers. We reimburse our U.S. Management Executives for certain financial planning expenses to encourage the executives to maximize the value of their compensation and benefit programs. In 2007, the maximum amount reimbursable for financial planning was $10,000 for the CEO and $7,000 for all other U.S. Management Executives. In order to motivate the executives to receive appropriate preventative medical care to support their continued health and productivity, we offer executive officers in the United States an executive physical examination program through the Mayo Clinic. This program provides a physical examination every other year for executives from age 40 through 49, and every year for executives age 50 and older. Executives may be reimbursed and/or receive a tax gross-up for certain limited spousal travel and entertainment events. Mr. Paulis, our named executive officer employed by Graco N.V., is also eligible for benefits and perquisites consistent with those offered to other Graco N.V. management employees.

Severance and Change of Control Arrangements

We have entered into key employee agreements with the CEO and each of the named executive officers, the terms of which are described below under "Change of Control and Post Termination Payments." The Committee believes that it is in the best interests of our Company and its shareholders to design compensation programs that assist our Company in attracting and retaining qualified executive officers, assure that our Company will have the continued dedication of our Company's executive officers in the event of a pending, threatened or actual change of control, provide certainty about the consequences of terminating certain executive officers' employment, protect our Company by obtaining non-compete covenants from certain executive officers that continue after their termination of employment not involving a change of control and to obtain a release of any claims from those former executive officers. Accordingly, the agreements generally provide for certain benefits if the executive officer's employment or executive officer's service is terminated involuntarily by our Company without cause prior to a change of control or if, within two years after a change of control, the executive officer's employment or service is terminated involuntarily by the Company without cause or the executive officer resigns for good reason. The current form of key employee agreement was approved by the Committee in December 2007 after reviewing the key employee agreements previously in effect and current market practices related to severance arrangements and benefit levels related thereto. In particular, the Committee reviewed Hewitt's most recent "Executive Severance Arrangements Not Related to a Change in Control" and "Executive Change of Control Arrangements" surveys regarding the form and amount of benefits and severance terms provided by companies to their executive officers. Additionally, the Committee reviewed information collected from publicly available information about severance practices at companies in Graco's peer group.

The Committee believes it is imperative to diminish any potential distraction of the executive officers by the personal uncertainties and risks created by a pending or threatened change of control. By offering an agreement that will financially protect the executive officer in the event his or her employment or service is involuntarily terminated or terminated by the executive officer for good reason following a change of control, the Committee believes each executive officer's full attention and dedication to our Company will be enhanced to assist in the evaluation of a proposed change of control, and complete a change of control transaction and facilitate an orderly transition in the event of a change of control. In the event of a change of control of our Company, the agreements provide benefits only if the executive officer's employment or service is terminated involuntarily without cause or if the executive officer resigns for good reason, including by reason of material demotion, decrease in compensation, relocation or increased travel, within two years after the change of control. The Committee believes this "double-trigger" approach is most consistent with the objectives described above. The Committee believes that a termination by an executive officer for good reason may be conceptually the same as termination by our Company without cause, and that a potential acquirer would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance benefits, so the key employee agreements provide severance benefits in the case of resignation for good reason following a change of control.

The Committee believes that it is important to attract and retain certain executive officers by agreeing to provide certain benefits if the executive officer's employment or service is terminated without cause prior to a change of control. In addition, the Committee believes that these benefits are appropriate to compensate these executive officers for agreeing not to work with competitors for a specified period of time following termination of employment, and that compensation enhances the enforceability of these non-compete covenants. The Committee also believes that we benefit from obtaining a release of any claims from these former executive officers and the severance payments provide consideration for obtaining the release. Our equity awards for executive officers and certain key managers provide for accelerated vesting, or lapse of restrictions, upon a change of control. The Committee believes that acceleration upon a change of control is appropriate to minimize the risk that executive officers might favor a transaction based on the likely impact on the executive officer's equity awards, to increase the likelihood that the employees will remain with us after becoming aware of a pending or threatened change of control, and due to the increased likelihood that employees may be terminated by a successor through no fault of their own.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million in compensation per year on the amount that we may deduct with respect to each of our named executive officers. This limitation does not apply to compensation that qualifies as "performance-based compensation." Annual cash incentives meeting certain conditions and stock option awards constitute performance-based compensation and will generally be fully deductible. The Committee believes that all incentive compensation paid to the executive officers for fiscal year 2007 will be deductible for federal income tax purposes. However, the Committee reserves the flexibility to approve elements of compensation for specific officers in the future that may not be fully deductible when the Committee deems the compensation appropriate in light of its philosophies.

Report of the Management Organization and Compensation Committee

The Management Organization and Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and based on such review and discussions, the Management Organization and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.


The Members of the Management Organization and Compensation Committee
Mr. Jack W. Eugster, Chair[1]
Mr. J. Kevin Gilligan
Mr. Lee R. Mitau
Ms. Marti Morfitt
Mr. Mark H. Rauenhorst


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[1] Mr. Eugster became Chair of the Management Organization and Compensation Committee effective immediately following the Committee's meeting on February 15, 2008 (the "Meeting"), although he served as a member of the Committee throughout 2007. Ms. Morfitt served as Chair of the Committee from May 4, 1999 through the Meeting.

Summary Compensation Table

The table below summarizes the total compensation paid to or earned by all persons who served as our chief executive officer ("CEO"), chief financial officer ("CFO") and our three other most highly compensated executive officers (collectively "Named Executive Officers" or "NEOs"; individually a "Named Executive Officer" or "NEO"), based on total compensation (excluding changes in pension value and nonqualified deferred compensation earnings) during the fiscal years ended December 29, 2006 and December 28, 2007.

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[1,5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Patrick J. McHale President and Chief Executive Officer	2007	370,393	—	—	347,547	216,021[6]	91,000[8]	11,643[10]	1,036,604
David A. Roberts Former Chairman, President and Chief Executive Officer	2007	407,328	—	—	639,330	—	196,000[8]	39,600[10]	1,282,258
	2006	617,100	—	—	942,080	914,318	170,000	19,867	2,663,365
James A. Graner Chief Financial Officer and Treasurer	2007	330,750	—	—	335,735	111,146[7]	356,000[9]	18,125[10]	1,151,756
	2006	238,500	—	—	373,034	242,692	283,000	26,026	1,163,252
Dale D. Johnson Vice President and General Manager, Contractor Equipment Division	2007	289,047	—	4,348	271,965	130,755[7]	185,000[8]	19,117[10]	900,232
	2006	277,930	—	—	199,461	288,254	97,000	17,988	880,633
Charles L. Rescorla Vice President, Manufacturing and Distribution Operations	2007	245,670	—	2,717	368,054	111,133[7]	117,000[8]	16,335[10]	860,909
	2006	236,221	10,000	—	416,769	244,996	82,000	26,283	1,016,269
Simon J. W. Paulis Vice President and General Manager, Europe	2007	254,681[11]	30,000	4,348	236,112	108,853[7,11]	67,645[9]	85,498[11,12]	787,137[11]

(1) Amounts of compensation deferred are included in Salary and Non-Equity Incentive Plan Compensation in the year earned.

(2) Bonus includes any awards made under the CEO Award Program.

(3) The amounts reported in the Stock Awards Column are the same as the compensation cost recognized pursuant to SFAS No.123(R) in our Company's financial statements for restricted unit grants made under the Stock Incentive Plan, unreduced by the estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note G to the Consolidated Financial Statements in our Company's 2007 Annual Report on Form 10-K.

(4) The amounts reported in the Option Awards Column are the same as the compensation cost recognized pursuant to SFAS No.123(R) in our Company's financial statements for option grants made under the Stock Incentive Plan, unreduced by the estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note A to the Consolidated Financial Statements in the Company's 2007 Annual Report on Form 10-K. The option awards reflected in the calculation of this cost are identified in the Supplemental Table to the Options Awards Column found on page 20 immediately following this Summary Compensation Table.

(5) The amounts represent awards under the Executive Officer Annual Incentive Bonus Plan or the Executive Officer Bonus Plan, as applicable. The Executive Officer Annual Incentive Bonus Plan has a 100% target payout and a 150% maximum payout. The Executive Officer Bonus Plan has a 70% target payout and a 105% maximum payout. See narrative preceding the Grants of Plan-Based Awards table found on page 21.

(6) As a result of his promotion to President and CEO, Mr. McHale's 2007 bonus was based on six months of participation in the Executive Officer Bonus Plan and six months of participation in the Executive Officer Annual Incentive Bonus Plan. At its February 15, 2008 meeting, the Committee certified that Mr. McHale was entitled to 43% of maximum payout opportunity under the Executive Officer Annual Incentive Bonus Plan, which was 64.5% (150% x 43% = 64.5%) of his 2007 prorated established base salary. The incentive payment for Mr. McHale under the Executive Officer Bonus Plan follows the same calculation method noted in footnote 7.

(7) In February 2007, the Committee selected the NEOs for participation in the Executive Officer Bonus Plan and at its February 15, 2008 meeting, certified that such NEOs were entitled to a payout at 43% of maximum payout opportunity. They each received a bonus equal to 45% (105% x 43% = 45%) of their established base salary paid in 2007.

(8) The amount shown in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column reflects the aggregate change in the actuarial present value of the NEO's accumulated benefit under the qualified Graco Employee Retirement Plan, nonqualified excess benefits plan known as the Graco Inc. Restoration Plan, and the Supplemental Executive Retirement Plan ("SERP") as follows: Mr. McHale: $9,000 (qualified pension) and $82,000 (nonqualified restoration); Mr. Roberts: $12,000 (qualified pension) and $184,000 (nonqualified restoration); Mr. Graner: $4,000 (qualified pension), $350,000 (nonqualified restoration), and $2,000 (SERP); Mr. Johnson: $27,000 (qualified pension) and $158,000 (nonqualified restoration); Mr. Rescorla: $18,000 (qualified pension) and $99,000 (nonqualified restoration).

(9) The amount shown for Mr. Paulis reflects the change in present value of the fully insured and sector pensions available to Mr. Paulis. $66,401 is attributable to the fully insured pension through Swiss Life and $1,244 is attributable to the sector pension plan.

(10) The amounts shown in the All Other Compensation column for 2007 reflect the following for each NEO: Mr. McHale: $786 for spousal travel, $382 for gross-up payments on travel expenses, $3,725 in incremental cost for long term disability coverage, and $6,750 for a matching contribution to the

Employee Investment Plan; Mr. Roberts: $2,905 for an executive physical, $19,080 for financial planning (as a result of certain eligible fees incurred in 2006 that were paid in 2007), $4,219 for spousal travel, $3,143 for gross-up payments on travel expenses, $3,503 in incremental cost for long term disability coverage, and $6,750 for a matching contribution to the Employee Investment Plan; Mr. Graner: $7,000 for financial planning, $4,375 in incremental cost for long term disability coverage and a $6,750 for a matching contribution to the Employee Investment Plan; Mr. Johnson: $4,233 for an executive physical, $2,434 for spousal travel, $1,182 for gross-up payments on travel expenses, $4,518 in incremental cost for long term disability coverage and $6,750 for a matching contribution to the Employee Investment Plan; Mr. Rescorla: $1,823 for an executive physical, $510 for financial planning, $2,193 for spousal travel, $1,064 for gross-up payments on travel expenses, $3,995 in incremental cost for long term disability coverage and $6,750 for a matching contribution to the Employee Investment Plan; Mr. Paulis: $1,772 for spousal travel, $7,100 for car related expenses (i.e. maintenance, wash, insurance, road tax, and fuel for Company-provided vehicle), $5,099 for miscellaneous expense, $8,299 in incremental cost for long term disability coverage, $62,160 representing Graco's contribution of the premium paid to the insurance company for pension, medical, disability and life insurance benefits, and $1,068 representing Graco's contributions to the retirement plan mandated by the metal sector in which Graco is classified. Benefits provided to Belgium employees are very different than those provided to employees based in the United States; however Mr. Paulis receives similar benefits to those provided to all other Belgium employees.

(11) All compensation and benefit calculations for Mr. Paulis, except for stock and option awards and CEO award, reflect an average exchange rate of 1.37 dollar-to-euro for 2007.

Supplemental Table to the Option Awards Column for Fiscal Year Ended December 28, 2007

Name		Grant Date	Shares Granted (#)	Expense Recorded in 2007 ($)
Patrick J. McHale		2/21/2003	22,500	3,755
		2/20/2004	27,000	45,810
		2/18/2005	22,500	46,640
		2/17/2006	22,500	71,796
		2/16/2007	22,500	58,450
		6/14/2007	75,000	121,096
	Total			347,547
David A. Roberts		2/21/2003	108,000	18,022
		2/20/2004	120,000	101,601
		2/18/2005	100,000	104,288
		2/17/2006	140,000	223,728
		2/16/2007	140,000	191,691
	Total			639,330
James A. Graner		2/21/2003	18,000	3,004
		2/20/2004	18,000	30,540
		2/18/2005	15,000	31,093
		2/17/2006	22,500	—[1]
		2/16/2007	22,500	271,098[1]
	Total			335,735
Dale D. Johnson		2/21/2003	27,000	4,506
		2/20/2004	27,000	45,810
		2/18/2005	22,500	46,640
		2/17/2006	22,500	81,884[2]
		2/16/2007	22,500	93,125[2]
	Total			271,965
Charles L. Rescorla		2/21/2003	27,000	4,506
		2/20/2004	27,000	45,810
		2/18/2005	22,500	46,640
		2/17/2006	22,500	—[1]
		2/16/2007	22,500	271,098[1]
	Total			368,054
Simon J. W. Paulis		2/20/2004	6,750	11,453
		2/17/2006	22,500	99,994[2]
		2/16/2007	22,500	124,665[2]
	Total			236,112

(1) All options granted to Mr. Graner and Mr. Rescorla in 2006 were fully expensed in 2006 because they were eligible for retirement, and under the plan, all options granted to them would vest upon retirement. Similarly, all options granted in 2007 were expensed in 2007.

(2) Mr. Johnson and Mr. Paulis will be retirement eligible in 2009, so outstanding unvested options will be fully expensed at that time. Options granted in 2006 and 2007 are being expensed over the requisite service period, beginning on the date of grant and ending on the respective retirement-eligible date.

Grants of Plan-Based Awards in 2007

On February 16, 2007, the Committee awarded a non-qualified stock option to each executive officer, including the NEOs, under the Stock Incentive Plan. The amounts shown in the column entitled "All Other Option Awards: Number of Securities Underlying Options" reflect the number of common shares covered by the stock option granted to each NEO. Each option has a 10-year term and becomes exercisable in equal installments over four years, beginning with the first anniversary of the grant date. The Stock Incentive Plan requires the exercise price of an option to be the fair market value of the shares on the date of the grant. The fair market value of the shares is defined as the last sale price on the day preceding the date of grant, unless otherwise determined by the Committee. The Committee has not changed this definition.

On December 7, 2007, the Management Organization and Compensation Committee awarded restricted shares to Messrs. Johnson, Rescorla, and Paulis under the Stock Incentive Plan. The amounts shown in the column entitled "All Other Stock Awards: Number of Shares of Stock or Units" reflect the number of restricted shares granted to each NEO. Each restricted stock grant becomes fully vested three years after the date of the grant and earns dividends.

Under the Executive Officer Annual Incentive Bonus Plan, the payout to Mr. McHale, upon achievement of applicable financial measures, ranges from a minimum of 0 percent to a maximum of 150 percent of his earned base salary.

Under the Executive Officer Bonus Plan, the payout to the NEOs, upon achievement of applicable financial measures, ranges from a minimum of 0 percent to a maximum of 105 percent of their earned base salary.

Grants of Plan-Based Awards for Fiscal Year Ended December 28, 2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Minimum ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)[1]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Closing Market Price of Common Stock on Grant Date ($/sh)	Grant Date Fair Value of Stock or Option Award ($)
Patrick J. McHale	2/16/2007					22,500	41.36	41.26	271,098[4]
	6/14/2007					75,000	40.53	40.83	898,080[5]
		0	84,275[2]	126,413[3]					
		0	250,000[3]	375,000[3]					
David A. Roberts	2/16/2007					140,000	41.36	41.26	1,686,832[4]
		0	654,100	981,150					
James A. Graner	2/16/2007					22,500	41.36	41.26	271,098[4]
		0	171,990	257,985					
Dale D. Johnson	2/16/2007					22,500	41.36	41.26	271,098[4]
	12/7/2007				4,000				156,520[6]
		0	202,333	303,499					
Charles L. Rescorla	2/16/2007					22,500	41.36	41.26	271,098[4]
	12/7/2007				2,500				97,825[6]
		0	171,969	257,953					
Simon J. W. Paulis	2/16/2007					22,500	41.36	41.26	271,098[4]
	12/7/2007				4,000				156,520[6]
		0	168,441[7]	252,662[7]					

(1) Represents awards of restricted stock granted in December 2007 under the Stock Incentive Plan. Additional details regarding such awards can be found at page 16 of this Proxy Statement.
(2) Target and maximum awards for Mr. McHale based on the Executive Officer Bonus Plan prorated for period from January 2007 through June 2007.
(3) Target and maximum awards for Mr. McHale based on the Executive Officer Annual Incentive Bonus Plan prorated for period from July 2007 through December 2007.
(4) The grant date fair market value was $12.05 per share. Fair value of the award was determined by multiplying by the number of shares by grant date present value.
(5) The grant date fair market value was $11.97 per share. Fair value of the award was determined by multiplying by the number of shares by grant date present value.
(6) Grant date fair value of restricted units is based on the closing market value of $39.13 per share of common stock on the date of the grant.
(7) The established base salary used in the computation reflects a mid-year Belgian inflationary adjustment and an average exchange rate of 1.37 dollar-to-euro for 2007.

Outstanding Equity Awards at Fiscal Year Ended December 28, 2007

The following table summarizes the outstanding equity awards held by each Named Executive Officer at fiscal year ended December 28, 2007.

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards	
		Number of Securities Underlying Unexercised Options[1]				Number of Shares of Unvested Restricted Stock	Market Value of Unvested Restricted Stock
		(#) Exercisable	(#) Unexercisable				
Patrick J. McHale	6/14/2007[2]	—	75,000	40.53	6/14/2017		
	2/16/2007[2]	—	22,500	41.36	2/16/2017		
	2/17/2006[2]	5,625	16,875	40.68	2/17/2016		
	2/18/2005[2]	11,250	11,250	38.13	2/18/2015		
	2/20/2004[2]	20,250	6,750	27.91	2/20/2014		
	2/21/2003[2]	22,500	—	17.34	2/21/2013		
	2/22/2002[2]	12,656	—	18.39	2/22/2012		
	2/23/2001[2]	8,436	—	11.71	2/23/2011		
	2/24/2000[2]	6,327	—	9.09	2/24/2010		
David A. Roberts[5]	—	—	—	—	—		
James A. Graner	2/16/2007[2]	—	22,500	41.36	2/16/2017		
	2/17/2006[2]	5,625	16,875	40.68	2/17/2016		
	2/18/2005[2]	7,500	7,500	38.13	2/18/2015		
	2/20/2004[2]	13,500	4,500	27.91	2/20/2014		
	2/21/2003[2]	18,000	—	17.34	2/21/2013		
	2/22/2002[2]	11,250	—	18.39	2/22/2012		
	2/23/2001[2]	11,250	—	11.71	2/23/2011		
Dale D. Johnson	2/16/2007[2]	—	22,500	41.36	2/16/2017		
	2/17/2006[2]	5,625	16,875	40.68	2/17/2016		
	2/18/2005[2]	11,250	11,250	38.13	2/18/2015		
	2/20/2004[2]	20,250	6,750	27.91	2/20/2014		
	2/21/2003[2]	27,000	—	17.34	2/21/2013		
	2/22/2002[2]	22,500	—	18.39	2/22/2012		
	2/23/2001[2]	45,000	—	11.71	2/23/2011		
	2/09/2000[3]	67,500	—	9.09	2/09/2010		
	2/22/1999[2]	8,438	—	6.37	2/22/2009		
	12/07/2007[4]					4,000	150,200[6]
Charles L. Rescorla	2/16/2007[2]	—	22,500	41.36	2/16/2017		
	2/17/2006[2]	5,625	16,875	40.68	2/17/2016		
	2/18/2005[2]	11,250	11,250	38.13	2/18/2015		
	2/20/2004[2]	20,250	6,750	27.91	2/20/2014		
	2/21/2003[2]	27,000	—	17.34	2/21/2013		
	2/22/2002[2]	22,500	—	18.39	2/22/2012		
	2/23/2001[2]	22,500	—	11.71	2/23/2011		
	2/24/2000[2]	12,656	—	9.09	2/24/2010		
	12/07/2007[4]					2,500	93,875[6]
Simon J. W. Paulis	2/16/2007[2]	—	22,500	41.36	2/16/2017		
	2/17/2006[2]	5,625	16,875	40.68	2/17/2016		
	2/20/2004[2]	5,063	1,687	27.91	2/20/2014		
	12/07/2007[4]					4,000	150,200[6]

(1) All data reflect the three-for-two stock splits distributed on June 6, 2002 and March 30, 2004.
(2) These options have a 10-year term and become exercisable in equal installments over four years, beginning with the first anniversary of the grant date.
(3) These options have a 10-year term and become exercisable in equal installments over five years, beginning with the second anniversary of the grant date.
(4) Each stock grant has a 3-year term and becomes fully vested on the date that is three years after the grant.
(5) Mr. Roberts resigned from his position as Chairman, President and Chief Executive Officer on June 11, 2007. All outstanding vested options were exercised within thirty days from June 15, 2007, the date of the termination of his employment. All outstanding unvested options were forfeited upon termination.
(6) Market value determined using the closing market price of $37.55 per share of common stock on the last day of the fiscal year.

Option Exercises and Stock Vested in 2007

The following table summarizes the options exercised by each Named Executive Officer in 2007.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Patrick J. McHale	—	—
David A. Roberts	485,500	8,844,389
James A. Graner	—	—
Dale D. Johnson	—	—
Charles L. Rescorla	12,656	431,306
Simon J. W. Paulis	6,750	153,008

Change of Control and Post-Termination Payments

As described above under "Compensation Discussion and Analysis – Severance and Change of Control Arrangements," the Committee approved a new form of key employee agreement in December 2007.

Summary of Revisions from Prior Arrangements

The new agreement replaces the form of key employee agreement and severance arrangements previously in effect for executive officers. The primary differences between the new Key Employee Agreements and the prior arrangements include:

- Confirmation of the details of severance for Management Executives who are terminated without cause before any change of control. Previously, the Company had similar severance practices that were not reflected in a written plan or agreement.
- Modification of the change of control triggers to include those events that are generally considered changes of control and to exclude those that would generally not be regarded as changes of control.
- Provide severance benefits to Management Executives that comply with (or, where possible, are structured to fall outside the coverage of) the requirements of Section 409A of the Internal Revenue Code.
- Require that Management Executives not compete with the Company and not solicit employees for a specified period of time after leaving employment (except in the case where, within two years after a change of control, the executive officer's employment terminates involuntarily without cause or voluntarily for good reason).

Summary of New Key Employee Agreement

The Key Employee Agreement provides for payment of the following benefits if the employment of a Management Executive is terminated involuntarily by the Company without Cause (as defined below) prior to a Change of Control (as defined below):

- Pro-rata bonus for year of termination based on actual performance;
- Severance pay equal to one times (two times for CEO) base salary plus bonus based on the target level of performance for the year of termination, payable over the severance period;
- Continued medical, dental and life insurance for the severance period;
- Outplacement services; and
- Reimbursement of reasonable legal fees incurred to enforce the agreement.

The Key Employee Agreement provides for payment of the following benefits if, within two years after a change of control, an executive officer's employment is terminated involuntarily by the Company without cause or if the executive officer resigns for good reason:

- Pro-rata bonus for year of termination based on performance at the target level;
- Severance pay equal to two times (three times for CEO) the sum of base salary plus bonus based on the target level of performance for the year of termination, payable in a lump sum six months after the termination date or over the severance period (if the change of control does not conform to the requirements of Internal Revenue Code Section 409A);
- Continued medical, dental and life insurance for the severance period;
- Attribution of two years (three years for CEO) service credit for purposes of nonqualified excess benefit pension plan;
- Reimbursement of reasonable legal fees incurred to enforce the agreement; and
- Gross-up of income taxes, and excise taxes related to such gross-up payment, due under the "excess parachute" provisions of the Internal Revenue Code, subject to a reduction of benefits of up to $25,000 to avoid such taxes.

The definition of "Change of Control" in the Key Employee Agreements generally includes: (i) acquisition of beneficial ownership by a person or group which results in aggregate beneficial ownership of 30 percent or more of voting power or common stock, subject to certain exceptions; (ii) change of 50 percent or more of the Board members, without Board approval; and (iii) consummation of a merger or other business combination unless our Company's shareholders own a majority of the voting power and common stock of the surviving corporation and other conditions are satisfied.

As used in the Key Employee Agreement, "Cause" means: (i) conviction of, or guilty or no contest plea to, any felony or other criminal act involving moral turpitude; (ii) gross misconduct or any act of fraud, disloyalty or dishonesty related to or connected with the executive officer's employment or otherwise likely to cause material harm to our Company or its reputation; (iii) a willful and material violation of our Company's written policies or codes of conduct; (iv) wrongful appropriation of our Company's funds or property or other material breach of the executive officer's fiduciary duties to our Company; or (v) the willful and material breach of the Key Employee Agreement by the executive officer.

As used in the Key Employee Agreement, "Good Reason" means: (i) assignment of duties materially inconsistent with, or other material diminution of, the executive officer's position, duties or responsibilities as in effect immediately prior to the change of control; (ii) material reduction, in the aggregate, to the compensation and benefit plans, programs and perquisites applicable to the executive officer in effect immediately prior to the change of control; (iii) relocation of the executive officer to a location more than 50 miles from where the executive officer was based immediately prior to the change of control, or requiring the executive to travel to a substantially greater extent; or (iv) failure by our Company to assign the Key Employee Agreement to a successor.

Under the Key Employee Agreement, the Management Executive officers agree to protect our Company's confidential information, and not to compete with our Company or solicit employees for two years after termination of employment (or, if the executive officer's employment is terminated involuntarily other than for Cause prior to a change of control, the non-compete covenant may expire after the executive officer is no longer receiving severance payments). The non-compete restriction does not apply if the executive officer's employment is terminated involuntarily without Cause or voluntarily for Good Reason within two years after a change of control. In order to receive severance, the executive officer must sign a release of claims in favor of our Company and be in compliance with the terms of the Key Employee Agreement. The term of the Key Employee Agreement is three years, followed by automatic annual renewals, unless either party gives six months notice of non-renewal.

Except as indicated above with respect to the CEO, the same form of agreement was provided to all executive officers, except that (i) an executive officer who is a resident of a foreign country will receive a version of the agreement that has been modified as necessary to take into account local laws and prevent the duplication of any benefits and (ii) an executive officer who does not report directly to the CEO nor serves on the executive management team will only be entitled to the foregoing severance benefits upon termination following a change of control, as described above, and will not be required to agree to the form of non-competition and non-solicitation provisions applicable to other executive officers, but will be required to sign our Company's standard employee confidentiality and intellectual property agreement.

Severance Agreement with Former Chief Executive Officer

Our Company was a party to a severance agreement with Mr. Roberts, our Company's former President and CEO, whose employment terminated on June 15, 2007. The agreement, which was described in our Company's proxy statements for previous years' annual meetings, would have provided benefits to Mr. Roberts if he had been terminated involuntarily for other than gross and willful misconduct or if his employment terminated due to death or disability. Because Mr. Roberts voluntarily resigned his employment, he was not entitled to any benefits under his severance agreement.

Other Compensation and Benefits Payable Upon a Change of Control or Certain Terminations

Each named executive officer is eligible for the benefits described in this section as part of our Company's standard practice or policy; however, the benefits are not triggered by any specific termination reason. Incremental amounts for each of these benefits are disclosed in the Summary Compensation Table, Potential Payments Upon Termination or Following a Change of Control Table, or Pension Benefits table.

Pursuant to the Executive Officer Annual Incentive Bonus Plan and the Executive Officer Bonus Plan, each participant is eligible to receive a prorated bonus based on the amount of base salary earned during the fiscal year and the bonus percentage actually paid for that year for a termination due to death, disability or retirement. Vesting of unvested stock option awards provided to any executive officer will automatically accelerate and the options will become fully vested in the event of a change of control of our Company or if the employee is terminated due to death, disability or retirement. All unvested restricted stock provided to any executive officer will automatically be accelerated and fully vested in the event of a change of control of our Company or if the employee is terminated due to death or disability.

Participants in the Graco Employee Retirement Plan, the Graco Inc. Restoration Plan and the Supplemental Executive Retirement Plan are entitled to receive the accumulated pension benefits over their lifetime, a specific defined time or at the time of their retirement. These amounts are reflected in the Present Value of Accumulated Benefit column of the Pension Benefits table.

Upon any termination of employment, all employees are eligible to receive payment for any credited but unused vacation time. Each named executive officer would receive reimbursement for any miscellaneous travel and spousal travel perquisites and associated tax gross-up payments when incurred during the fiscal year.

The following Table discloses the potential payments and benefits, other than those available generally on a nondiscriminatory basis to all salaried employees, provided upon a change of control or termination of employment for each of the named executive officers calculated as if the change of control or termination of employment had occurred on December 28, 2007. No information is provided for Mr. Roberts since his employment terminated during 2007, and he was not entitled to any payments or benefits under his severance agreement.

Potential Payments Upon Termination or Following a Change of Control at December 28, 2007

Name	Involuntary (Not for Cause) or Good Reason Termination Following Change of Control ($)[1,2,3,8]	Involuntary (Not for Cause) Termination ($)[4]	Retirement ($)	Death ($)	Disability ($)[5]
Patrick J. McHale	4,920,721	2,077,363	54,600	54,600	361,200
David A. Roberts	—	—	—	—	—
James A. Graner	891,241[7]	522,170	103,200[6]	103,200[6]	395,800
Dale D. Johnson	1,248,893	631,661	128,900	279,100	540,700
Charles L. Rescorla	968,899[7]	483,312	54,400	148,275	409,875
Simon J. W. Paulis	1,117,300[9,10,11]	440,358[9,11]	744,409[9,12]	1,241,103[9,13]	744,512[9,14]

(1) Actuarial present value of the accumulated benefit and the accompanying valuation method and assumptions applied for the qualified Graco Employee Retirement Plan, the nonqualified Graco Inc. Restoration Plan and the SERP may be found in the Pension Benefits Table and the accompanying narrative on page 28.

(2) The incremental benefit amount using additional pay and earnings based on December 28, 2007 base pay and target bonus amounts. Upon a change of control, Mr. McHale is entitled to 3 times his base salary and target annual bonus and the other NEOs are entitled to 2 times their base salary and target annual bonus. This represents the intrinsic value of the stock options and restricted stock awards whose exercisability would be accelerated if a change in control occurred on December 28, 2007. The value of restricted stock awards is determined by multiplying that closing market price of $37.55 per share of common stock by the number of restricted shares, and the value of accelerated stock options is determined by multiplying the number of unvested options by the difference between that closing share price and the option exercise price.

(3) Assuming December 28, 2007 termination date, current year bonus would be paid in accordance with the Annual Incentive Plans. See Non-Equity Incentive Plan Compensation column and accompanying footnotes in the Summary Compensation Table on page 19.

(4) Reflects two years of base salary and target annual bonus for Mr. McHale; 12 months of base salary and target annual bonus for the other NEOs. Should our Company elect to extend the non-compete duration beyond 12 months, the payment amount for the NEOs, except for Mr. McHale, would increase.

(5) Assumes NEO is not age 65 and disabled for a full calendar year. Benefit reflects an annualized amount that would be paid on a monthly basis and would cease if NEO reaches their social security normal retirement age or is no longer disabled. In the event Mr. Graner becomes disabled prior to reaching age 65, he is eligible for an annual benefit of $5,000 for every year he is disabled up to age 65, death, or when he ceases to be disabled, whichever occurs first.

(6) Mr. Graner is eligible for an annual benefit upon his retirement or death, paid in monthly payments to him or his beneficiary for a period of 10 years starting with his retirement or the 1st month following the month of death.

(7) The value of Mr. Graner's and Mr. Rescorla's respective unvested options have not been included in this table because vesting will occur whether the termination is the result of a change of control or otherwise (so long as such termination is not for cause) because they have satisfied all requirements for retirement eligibility (age 55 and 10 years of service or upon reaching age 65).

(8) The present value of the change of control retirement benefit amount providing for additional years of service credit is calculated as of the earliest possible benefit commencement date.

(9) The amounts for Mr. Paulis reflect an average exchange rate of 1.37 dollar-to-euro for 2007.

(10) The health and dental, life, and retirement values represent 18 months of premiums that will be provided to Mr. Paulis upon a change of control event. Mr. Paulis is expected to continue his coverage through the insurer using these payments to pay the premium.

(11) Under Belgium law, Mr. Paulis may be entitled to certain monetary payments and/or benefits as a result of his termination of employment. To the extent that he is entitled to severance and the value of the local obligation is less than what he would receive under his U.S. Key Employee Agreement (KEA) such value will be set off against the payment obligations of his KEA. This condition holds true regardless of whether the termination follows a change of control or involuntary (not for cause) termination. The provisions of his KEA have been followed to calculate the amounts shown in the Table.

(12) The amount reflects the lump sum payable to Mr. Paulis upon his normal retirement date. $735,588 is attributable to the fully insured benefit provided to him by Swiss Life Insurance Company and $8,821 is attributable to the sector pension plan.

(13) The insured pension for Mr. Paulis provides a specific benefit in the event of death before retirement, which is different from and in lieu of the normal retirement benefit. The benefit amount in event of death before retirement is four times annual salary and is paid instead of the amount payable at normal retirement age, not in addition to any retirement benefit. This benefit formula is used for all Belgian employees covered under this policy.

(14) This number reflects the lump sum payable from the pension plan due to disability of $441,115, plus the annual disability benefit payable through the disability contract of $153,197.

Retirement Benefits

Graco Employee Retirement Plan (1991 Restatement)

The Graco Employee Retirement Plan (The "Retirement Plan") is a funded defined benefit plan designed to coordinate with Social Security benefits to provide a basic level of retirement benefits for all eligible employees. Eligible executive officers participate in our tax-qualified defined benefit pension plan on the same terms as the rest of our eligible employees. Each of the U.S. named executive officers is eligible for benefits under the Retirement Plan.

Benefits for those eligible under the Retirement Plan consist of a fixed benefit, which is designed to provide retirement income at age 65 of 43.5 percent of a participant's average monthly compensation, less 18 percent of Social Security-covered compensation (calculated in a life annuity option) for an employee with 30 years of service. Average monthly compensation is defined as the average of the five consecutive highest years' cash compensation during the last ten years of service, divided by sixty. The Retirement Plan defines eligible cash compensation as base salary, holiday pay, income earned outside of the United States but paid in the United States, annual bonus, CEO award, sales incentive, area differential, short-term disability payments, vacation pay, paid out accrued vacation, deferrals made under a cash or deferred agreement under Code Section 401(k), contributions to a plan established under Code Section 125, and transit and parking reimbursements made under Code Section 132. Benefits under the Retirement Plan vest upon five years of benefit service.

Normal retirement age is defined as age 65 or age 62 with at least 30 years of service. Early retirement is available to participants age 55 with 5 years of vesting service. The monthly amount of a participant's benefit when retiring prior to age 65, or age 62 with less than 30 years of benefit service, will be reduced by one-half of one percent (0.5%) for each month by which a participant's pension benefit is to begin prior to the participant turning age 65.

The default form of pension benefit is a single life annuity that provides a monthly benefit for the life of the participant. A participant may elect an optional form of payment. The optional forms available are survivor annuity form or a term certain form. A survivor annuity form is an annuity that is payable monthly to and for the lifetime of the participant with a survivor annuity that is payable monthly after the participant dies to and for the lifetime of a participant's designated joint annuitant in an amount equal to 50 percent or 66 2/3 percent or 100 percent (as elected by the participant) of the amount payable during the joint lives of the participant and the designated joint annuitant. The value of the amounts payable in the survivor annuity form shall be actuarially equivalent to the value of the amounts payable in the single life annuity form. Term certain form is a form of annuity that is payable monthly to and for the lifetime of the participant or, if longer, for 120 or 180 months, as elected by the participant before his pension is to begin.

Effective January 1, 2008, the Plan was amended to include an actuarially equivalent survivor annuity form in the amount of 75 percent.

Graco Inc. Restoration Plan (2005 Statement)

Because the Internal Revenue Code ("Code") limits the pension benefits that can be accrued under a tax-qualified defined benefit pension plan, we have established the Graco Inc. Restoration Plan (the "Restoration Plan"). This plan is a nonqualified unfunded excess benefit plan designed to provide retirement benefits to eligible executives as a replacement for the retirement benefits limited under the Retirement Plan by operation of Section 415 and Section 401(a)(17) of the Code. The Restoration Plan provides comparable level retirement benefits as a percentage of compensation as those provided to other employees.

An employee that is a participant in the Retirement Plan, and has experienced a legislative reduction in benefits under the Graco Employee Retirement Plan due to limitations imposed by Section 415 of the Code, Section 401(a)(17) of the Code, or who has experienced a reduction in benefits due to participant contributions to the Graco Deferred Compensation Plan (2005 Restatement), and is selected for participation, is eligible to participate in the Plan.

Benefits under the Restoration Plan supplement the benefit under the Retirement Plan. The Restoration Plan will pay to a participant as a benefit the amount by which the benefit under the Retirement Plan is exceeded by the benefit to which the participant would have been entitled under the Retirement Plan if the benefit limitations under Section 415 of the Internal Revenue Code and the compensation limitations of Section 401(a)(17) of the Internal Revenue Code did not apply. The Restoration Plan provides for the following default forms of distribution. If the participant is single at the time distribution of a participant's benefit is to commence, the participant's benefit is to be paid in a single life annuity. If the participant is married at the time distribution of a participant's benefit is to commence, a participant's benefit is to be paid in the form of a joint and survivor annuity. The joint and survivor annuity will be paid over the life of the participant and the participant's spouse, with a reduced annuity paid to the survivor after the death of the participant or the participant's spouse. Optional forms of distribution were added to the Restoration Plan in 2007. These optional forms of distribution are the distribution options available under the Graco Employee Retirement Plan, plus a lump sum option. A participant may elect to change the form of distribution to one of the optional forms of distribution. If the participant's form of payment prior to electing one of the alternate forms is an annuity and the alternate form elected is an actuarially equivalent annuity, the benefit will commence on the same date that the benefit would have been paid but for the election to change the form. If a participant wishes to elect the lump sum option or any option which does not meet the conditions listed above, the election will not take effect until the date that is twelve months after the date on which the participant made the election and the distribution will be delayed for at least five years after the distribution would have otherwise been made absent the election.

A participant's benefit will commence on the first day of the month after the later of (i) the date the participant attains age 62, or (ii) the participant separates from service. In the case of a distribution to a specified employee (as defined in Section 409A of the Internal Revenue Code), where commencement is based on the specified employee's separation from service, the date that the distribution will commence will be the first day of the month following the date that is six months after the specified employee's separation from service.

If the value of a participant's benefit under the Restoration Plan is $10,000 or less as of the date the benefit of the participant is to commence, the benefit will be paid in a single lump sum.

In 2006, the Committee approved an increase to the Restoration Plan's maximum benefit cap. The cap previously in effect limited the aggregate annual retirement benefits from the Graco Employee Retirement Plan (1991 Restatement) and the Graco Inc. Restoration Plan (2005 Restatement) combined to a maximum of $170,000. The maximum was removed to provide a comparable level of retirement benefits as a percentage of compensation as those provided to other employees. This decision was based on competitive benchmarking data provided by an outside consultant. The increase in the cap had no negative impact on the financial statements.

On February 16, 2007, the Committee approved an arrangement by which Mr. Roberts, effective January 1, 2007, was credited with one-and-one-half years of service under the Restoration Plan for each year worked until retirement. The portion of Mr. Robert's accrued Restoration Plan benefit attributable to the enhanced service accruals was approximately $4,000. The present value of the benefit enhancement as of December 28, 2007 was $31,000.

The actuarial present values of accumulated benefits as of December 28, 2007, for both the Retirement Plan (1991 Restatement) and Restoration Plan (2005 Restatement) are reflected in the Present Value of Accumulated Benefit Column of the Pension Benefits for 2007 table below. The actuarial present values are based on the valuation method and the assumptions applied in the calculations.

Benefits reflected in the following Pension Benefits table are based on either age 65 or the earliest date the NEO would receive unreduced benefits. Messrs. Graner and Johnson are eligible for unreduced benefits upon reaching age 62.

Supplemental Executive Retirement Plan

The Company desires to retain the services of Mr. Graner and realizes that if he were to enter into competition with our Company, it may suffer a financial loss. Therefore, our Company entered into an agreement with Mr. Graner to provide him one additional unfunded supplemental retirement benefit of $10,000 per year guaranteed payable for ten years via 120 monthly installments. The agreement acknowledges that Mr. Graner may retire on the first of any month coincident with or following the completion of five years of service and attainment of age 55. If Mr. Graner elects to retire prior to the age of 65, the benefit amount will be reduced by one-half of one percent for each month by which his retirement precedes age 65. Mr. Graner agrees that, as long as he continues to receive monthly payments, he will not directly or indirectly enter into or in any manner take part in any business, profession or other endeavor either as an employee, agent, independent contractor, owner or otherwise which in the opinion of our board of directors would be in competition with the business of our Company.

Belgium

The Company provides all employees with Group Insurance/Benefits Plan for the benefit of Graco N.V. Each employee of Graco N.V. is provided with a group insurance benefit that provides retirement, life and disability benefits.

The pension benefit provides for a retirement benefit payable the first of the month following the employee's 65th birthday. The employee has three payment options: a lump sum, an annuity in life only form, or conversion to another product offered by the insurance company. The employee pays one-third of the premium and Graco N.V. pays two-thirds of the premium.

The life insurance benefit provides a payout of four times annual salary in the event of death prior to retirement. The premium for this benefit is paid by Graco N.V.

The disability coverage consists of an insured annual benefit equal to 10 percent of the annual salary limited to the AMI-Benefits ceiling, plus 70 percent of the excess. In case of occupational accident, the employee will be entitled to an annual disability benefit, equal to 70 percent of the part of the annual salary that exceeds the ceiling. Mr. Paulis' disability benefit is approximately U.S. $150,000. The premium is paid by Graco N.V.

All Graco N.V. employees have a sector retirement plan known as Sector Pension Plan Agoria. Graco N.V. is part of "the metal sector". This additional retirement plan provides for retirement beginning the first day of the month following the employee's 65th birthday. The retirement benefit will be paid as a one-time lump sum. Graco N.V. pays the monthly premium.

Pension Benefits at Fiscal Year Ended December 28, 2007

Name	Plan Name	Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Patrick J. McHale	Graco Employee Retirement Plan (1991 Restatement)	18.1	226,000	—
	Graco Inc. Restoration Plan (2005 Statement)	18.1	242,000	—
David A. Roberts[3]	Graco Employee Retirement Plan (1991 Restatement)	6.1	129,000	—
	Graco Inc. Restoration Plan (2005 Statement)	6.1	660,000	—
James A. Graner[2]	Graco Employee Retirement Plan (1991 Restatement)	33.8	1,034,000	—
	Graco Inc. Restoration Plan (2005 Statement)	33.8	1,019,000	—
	Supplemental Executive Retirement Plan	N/A	67,000	—
Dale D. Johnson	Graco Employee Retirement Plan (1991 Restatement)	31.9	595,000	—
	Graco Inc. Restoration Plan (2005 Statement)	31.9	852,000	—
Charles L. Rescorla[2]	Graco Employee Retirement Plan (1991 Restatement)	19.6	341,000	—
	Graco Inc. Restoration Plan (2005 Statement)	19.6	342,000	—
Simon J. W. Paulis[4]	Group Insurance/Benefit Plan for the benefit of Graco N.V.	N/A[5]	334,695	—
	Sector Pension Plan Agoria	N/A[5]	6,323	—

(1) For details regarding the assumptions, please refer to the Graco Inc. 2007 Annual Report on Form 10-K, Part II, Item 8 Financial Statements and Supplementary Data.
(2) Mr. Graner is eligible for early retirement benefits under the Retirement Plan, Restoration Plan and Supplemental Executive Retirement Plan. Mr. Rescorla is eligible for early retirement benefits under the Retirement Plan and Restoration Plan.
(3) The portion of Mr. Robert's accrued Restoration Plan benefit attributable to the enhanced service accruals was approximately $4,000. The present value of the benefit enhancement as of December 28, 2007 was $31,000.
(4) The pension benefits provided to Mr. Paulis are provided by insured contracts through Swisslife N.V.
(5) Both the Group Insurance Benefit Plan and Sector Pension Plan are insurance contracts funded by premium contributions; as such, years of credited service are not a factor in determining the benefit amount.

Nonqualified Deferred Compensation

The Graco Deferred Compensation Plan (2005 Statement) (the "Deferred Compensation Plan") is a nonqualified, unfunded, deferred compensation plan intended to meet the requirements of Section 409A of the Internal Revenue Code. This plan was adopted following the freezing of the Graco Inc. Deferred Compensation Plan (1992 Restatement) effective December 31, 2004. Only a select group of management and highly compensated employees are eligible for the current Deferred Compensation Plan.

A participant in the Deferred Compensation Plan may elect to defer one percent to 50 percent of his or her base salary or advance sales incentive and/or one percent to 100 percent of his or her annual bonus and year-end sales incentive award. The Deferred Compensation Plan uses measurement funds to value the performance of the participants' accounts. Participants can select one or more measurement funds and allocate their accounts in whole percentages. Participants have the ability to change their measurement funds on a daily basis. Participants are fully vested in the funds credited to their account at all times.

Page 28

Upon enrollment in the Plan, the participant elects the year distributions are to begin and the form of distribution. The participant may elect a one-time change to the year in which the distribution is to begin. A change will delay the first distribution date for at least five years after the date the distributions would have begun under the original election. Participants have the ability to select between the following distribution forms: lump sum or annual installments for five, ten or fifteen years. In the event of a separation from service, the account will be distributed as soon as administratively possible on the January next following the date of separation from service. For a specified employee (as defined by Code Section 409A) distributions where the timing of the distribution is based on a separation from service, the date of distribution will be the first of the month following the date that is six months after the date the specified employee separated from service.

Effective December 31, 2004, Graco froze the Graco Inc. Deferred Compensation Plan (1992 Restatement). A participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) could have deferred one percent to 25 percent of his or her base salary or advance sales incentive and/or one percent to 50 percent of his or her annual bonus and year-end sales incentive award. The Graco Inc. Deferred Compensation Plan (1992 Restatement) provided a guaranteed interest rate equal to the ten-year United States Treasury Note rate in effect on the last business day of November preceding the new calendar year. Participants are fully vested in the funds credited to their account at all times.

A participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) is eligible for distribution upon his or her retirement on or after the date the participant attains age 55 and completes at least five years of service. The monthly amount of a participant's benefit will be determined by dividing their account balance by the number of months of the payout period that was irrevocably selected by the participant upon enrollment or the number of months necessary to provide a minimum monthly payment of $1,000.

As of December 28, 2007, no executive officers were contributing to the Deferred Compensation Plan. Mr. Roberts while employed was the only eligible named executive officer to contribute to the Deferred Compensation Plan during 2007.

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year[2] ($)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
David A. Roberts	28,513	—	7,361	—	144,729[3]
James A. Graner	0[4]	—	15,481	—	234,995[5]

(1) The executive contributions have been included in the Salary column of the Summary Compensation Table.
(2) The measurement funds available under the Graco Deferred Compensation Plan (2005 Statement), and their annualized returns as of December 31, 2007, were as follows:

Fund	Asset Category	Ticker	Rate of Return (%)
Columbia Acorn USA Z	Small Growth	AUSAX	3.46
Wells Fargo Stable Return G	Stable Value	DSRF1	4.99
AIM Basic Value A	Large Blend	GTVLX	
American Funds EuroPacific Gr R4	Foreign Large Blend	REREX	18.87
American Funds Grth Fund of Amer R5	Large Growth	RGAFX	11.26
Davis Opportunity A	Mid-Cap Blend	RPEAX	-1.42
Vanguard Institutional Index	Large Blend	VINIX	5.47
Western Asset Core Plus Bond Instl	Intermediate Bond	WACPX	2.57
Hotchis & Wiley Core Value	Large Blend	HWCIX	-11.10

(3) Mr. Roberts' aggregate balance includes his balance in the Graco Inc. Deferred Compensation Plan (1992 Restatement) and his balance in the Graco Deferred Compensation Plan (2005 Statement). Mr. Roberts' aggregate balance as of December 31, 2006 for these two plans was $108,855. Includes $24,684 that was included in the Salary Column of the Summary Compensation Table for 2006.
(4) Mr. Graner did not contribute to the Graco Deferred Compensation Plan (2005 Statement) during 2007.
(5) Mr. Graner is a participant in the Graco Inc. Deferred Compensation Plan (1992 Restatement) only. Mr. Graner's balance as of December 31, 2006 was $219,514.

DIRECTOR COMPENSATION

During 2007, the annual retainer for each non-employee director of our Company, except the non-employee Chairman, was $32,000. The non-employee Chairman was paid at the rate of $75,000 per annum commencing June 11, 2007. At the Board meeting held on April 21, 2006, David A. Roberts, President and CEO, was elected Chairman, a position for which he received no compensation. Mr. Roberts held this position through June 11, 2007, when Mr. Roberts resigned as Chairman, President and CEO of the Company. Lee R. Mitau was elected Chairman on June 11, 2007, a position he held previously from May 7, 2002 through April 21, 2006. We also pay annual retainers of $5,000 for the chair of the Governance Committee and $7,500 for the chair of the Audit Committee. The annual retainer for the chair of the Management Organization and Compensation Committee increased from $5,000 to $7,500 effective May 1, 2007. The non-employee directors received a meeting fee of $1,500 for each Board meeting attended. From January through April 2007, the meeting fee for Governance Committee and Management Organization and Compensation Committee attendance was $1,000 per meeting. From May through December 2007, the meeting fee for these committees increased to $1,200. The meeting fee for the Audit Committee is $1,200 per meeting.

Attendance by telephone at any Board or Committee meeting is one-half of the fee for in-person attendance. All retainer and meeting fees are paid in arrears.

A non-employee director may elect to receive shares of our common stock instead of cash for all or part of the director's annual retainer (including committee chair retainer) and meeting fees. A director may choose to receive the shares currently or defer receipt until the director leaves the Board, at which time the director may receive the shares in a lump sum or installments. Payments, whether in a lump sum or by installments, will be made in shares of common stock, plus cash in lieu of any fractional share. When our Board declares a dividend, the director's deferred stock account is credited with additional shares of stock in an account held by a trustee in the name of the non-employee director equivalent to the number of shares that could be purchased with the dividends at the current fair market value of the shares.

Under the Stock Incentive Plan, non-employee directors receive an annual option grant. In 2007, non-employee directors received an annual option grant of 3,600 shares on the date of the Company's annual meeting of shareholders. Upon first joining the Board, non-employee directors were also eligible to receive an initial option grant of 3,600. There were no first-time non-employee director appointments in 2007. Options granted under the Plan are non-statutory, have a 10-year duration and become exercisable in equal installments over four years, beginning with the first anniversary date of the grant. The option exercise price is the fair market value of the stock on the date of grant, as defined in the Plan. The Plan defines "fair market value" as the last sale price of the stock as reported by the New York Stock Exchange on the date immediately prior to the date of grant.

At its February 2007 meeting, the Board, upon recommendation by our Governance Committee, approved an increase in the annual option and initial option grant from 3,600 to 8,600 shares. In reaching its decision to increase the grant amount, our Board confirmed its philosophy of targeting retainer and meeting fee compensation at the median of the market, and targeting equity compensation in the form of stock options above the median of the market, in order to attract and retain capable board members and to strengthen the link between our director compensation program and the interest of our shareholders in Graco stock performance. Our Governance Committee retained Hewitt Associates to conduct a peer group comparison of director compensation and present such data at its February 2008 meeting. The peer companies selected were identical to those listed on Page 13 of this Proxy Statement for executive compensation. In reviewing the peer group comparison, the Governance Committee concluded that its current retainer and meeting fee compensation, in the aggregate, is approximately at the median of the peer group, so no changes were proposed. Equity compensation, however, fell below the peer group median target. As a result, the Committee recommended to our Board, and the Board approved, an annual option and initial option grant adjustment, bringing the new option grant amount to 8,600 shares, which is approximately at the 75th percentile of the peer group. In addition to the foregoing, our Board, upon recommendation by the Governance Committee, approved implementation of share ownership guidelines for our directors. Such guidelines would require each of our non-employee directors to own a minimum of approximately five times the total value of their annual retainer and meeting fees in Company stock. All of our directors exceed this ownership requirement. Future directors will have five years from their initial date of appointment to reach the minimum ownership level.

In February 2001, our Board terminated the retirement benefit for non-employee directors, which provided that, upon cessation of service, non-employee directors who have served for five full years will receive payments for five years at a rate equal to the director's annual retainer, including any committee chair retainer fees, in effect on the director's last day of service on the Board. Such payments will be prorated and made quarterly. Payments will be made in accordance with this retirement benefit to Mr. Mitau, Ms. Morfitt and Mr. Van Dyke upon their respective retirements.

Director Compensation for Fiscal Year Ended December 28, 2007

The following table summarizes the total compensation paid to or earned by the members of our Board of Directors during the fiscal year ended December 28, 2007.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4,5,6] ($)	Total ($)
Robert G. Bohn[7]	154	44,246	55,983	—	100,383
William J. Carroll	51,550	—	55,983	—	107,533
Jack W. Eugster	8,000	41,800	56,347	—	106,147
J. Kevin Gilligan	—	51,150	55,983	—	107,133
Lee R. Mitau	—	76,642	55,983	121,000	253,625
Marti Morfitt	—	53,517	55,983	27,000	136,500
Mark H. Rauenhorst	205	47,645	55,983	—	103,833
William G. Van Dyke	—	50,800	55,983	—	106,783
R. William Van Sant	—	58,450	56,347	—	114,797

(1) Mr. Carroll elected to receive all his retainer and meeting fees in cash. Mr. Bohn and Mr. Rauenhorst elected to receive all of their retainer and meeting fees in shares of stock plus cash in lieu of any fractional share. Mr. Eugster elected to receive 25% of his retainer in cash and 75% in deferred stock.

(2) During all or a portion of their service on the Board, Messrs. Carroll, Eugster, Gilligan, Mitau, Rauenhorst, Van Dyke, Van Sant and Ms. Morfitt have elected to defer the receipt of stock. The amounts in the Stock Awards column reflect the sum of the fair market value of the stock for each of the four calendar quarters. Fair market value is based on the closing price of the stock on the last trading day of the calendar quarter. The Deferred Stock Account balances as of December 28, 2007 are as follows: Mr. Carroll – 12,193 shares; Mr. Eugster – 4,041 shares; Mr. Gilligan – 10,189 shares; Mr. Mitau – 26,697 shares; Ms. Morfitt – 16,191 shares; Mr. Rauenhorst – 8,158 shares; Mr. Van Dyke – 21,296 shares; and Mr. Van Sant – 5,095 shares.

(3) Each non-employee director received an annual option grant of 3,600 shares on April 20, 2007, the date of the annual meeting of shareholders. The grant date fair market value of the options issued to the non-employee directors in 2007 was $11.52 per share. The amounts reported in the Option Awards column are the same as the compensation cost recognized pursuant to SFAS No. 123(R) in our financial statements for option grants made under the Stock Incentive Plan, unreduced by estimated service-based forfeitures. Information concerning these amounts may be found in Item 8, Financial Statements and Supplementary Data, and Note A to the Consolidated Financial Statements in the Company's 2007 Annual Report on Form 10-K. The option awards reflected in the calculation of this cost are identified in the Supplemental Table to the Director Options Awards column found on Page 32 immediately following the Director Compensation Table. The assumptions used in calculating these amounts are discussed in Note A to the Consolidated Financial Statements in our 2007 Form 10-K, filed with the Securities and Exchange Commission on February 19, 2008. Aggregate number of outstanding option grants at December 28, 2007 are as follows: Mr. Bohn – 8,850 unvested shares, 37,668 exercisable shares; Mr. Carroll – 8,850 unvested shares, 14,325 exercisable shares; Mr. Eugster – 9,975 unvested shares, 8,325 exercisable shares; Mr. Gilligan – 8,850 unvested shares, 26,700 exercisable shares; Mr. Mitau – 8,850 unvested shares, 42,729 exercisable shares; Ms. Morfitt – 8,850 unvested shares, 37,729 exercisable shares; Mr. Rauenhorst – 8,850 unvested shares, 30,075 exercisable shares; Mr. Van Dyke – 8,850 unvested shares, 42,729 exercisable shares; and Mr. Van Sant – 9,975 unvested shares, 8,325 exercisable shares.

(4) Prior to February 2001, non-employee directors who served five full years on the Board were eligible for a retirement benefit when they left the Board. In February 2001, the Board terminated this retirement benefit for those non-employee directors who had not met the five-year service level. Mr. Mitau, Ms. Morfitt and Mr. Van Dyke, who satisfied the service requirement in 2001, will receive this retirement benefit when they leave the Board.

(5) The assumptions that were made in calculating the aggregate change in the actuarial present value of the accumulated benefit are as follows:
   ▪ Discount rate: 6.25% as of December 31, 2007
   ▪ Retainer fee increases: 10.00% per year
   ▪ Retirement age: The Plan does not have a specified normal retirement age. Therefore the values reflect the increase in present value of the accrued benefit as of December 31, 2007.
   ▪ Form of payment: Five-year certain (payable quarterly)

(6) The change in the present value of the accrued benefit from the 2006 calendar year to the 2007 calendar year for Mr. Van Dyke was a negative $2,000. This was due to a change in the discount rate and no change to the retainer fee.

(7) Mr. Bohn resigned from the Board effective January 1, 2008. Mr. Bohn was elected to the Board effective June 1, 1999. At the time of his resignation, all of his stock options became immediately exercisable because he had completed more than five full years of service. The options granted in 1999 and 2000 will expire on the 10 year anniversary of the grant. The options granted from 2001 through 2006 will expire on the third anniversary of the date of resignation. The option granted in 2007 will expire on April 20, 2017.

Supplemental Table to the Director Option Awards Column for Fiscal Year Ended December 28, 2007

Name	Grant Date	Shares Granted (#)	Expense Recorded ($)
Robert G. Bohn	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
William J. Carroll	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
Jack W. Eugster	2/19/2004	4,500	7,635
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	20,319
	4/20/2007	3,600	15,547
Total			56,347
J. Kevin Gilligan	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
Lee R. Mitau	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
Marti Morfitt	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
Mark H. Rauenhorst	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
William G. Van Dyke	5/5/2003	3,750	1,679
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	0
	4/20/2007	3,600	41,458
Total			55,983
R. William Van Sant	2/19/2004	4,500	7,635
	4/22/2004	3,000	5,411
	4/22/2005	3,600	7,435
	4/21/2006	3,600	20,319
	4/20/2007	3,600	15,547
Total			56,347

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about shares that may be issued under our Company's various stock option and purchase plans as of December 28, 2007.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)]
Equity compensation plans approved by security holders	3,040,106	$28.06	5,860,665
Equity compensation plans not approved by security holders[1]	738,906	$31.01	—
Total	3,779,012	$28.63	5,860,665

(1) The Company maintained one plan that did not require approval by shareholders. The Employee Stock Incentive Plan ("ESIP") is a broad-based plan designed to offer employees who are not officers of the Company the opportunity to acquire Graco stock. Under this plan, the option price is the market price on the date of the grant. Options become exercisable at such time and in such installments as the Company shall determine, and expire ten years from the date of the grant. Authorized shares remaining under the ESIP were cancelled as of April 21, 2006, with future grants to be made under the Amended and Restated Stock Incentive Plan (2006).

CERTAIN BUSINESS RELATIONSHIPS

Mr. Roberts, our former Chairman, President and Chief Executive Officer who resigned in June 2007, is the brother-in-law of Gary Tepas, the Chairman of EmKay, Inc. On June 17, 2002, we entered into an agreement with EmKay, Inc. for the lease and maintenance of approximately 164 vehicles and trailers. This agreement and the ongoing business relationship between the Company and EmKay Leasing was discussed and approved at a meeting of the Board of Directors on September 27, 2002. On April 21, 2006, the Audit Committee of the Board of Directors reviewed the terms and conditions proposed by several fleet managers, whose proposals were presented to us pursuant to a bidding process. One of the fleet managers was EmKay, Inc. The Audit Committee determined that the EmKay, Inc. terms were fair and in the best interests of our Company, and authorized the management of our Company to enter into certain lease and maintenance arrangements with EmKay Leasing and/or its affiliated entities ("EmKay"). The amount paid to EmKay for the fiscal year ended December 28, 2007, was approximately $4,400,000.

RELATED PERSON TRANSACTION APPROVAL POLICY

In February 2007, our Board of Directors adopted a written related person transaction approval policy, which sets forth our Company's policies and procedures for the review, approval or ratification of any transaction required to be reported in our filings with the Securities and Exchange Commission. Our policy applies to any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which our Company is a participant and in which a related person has a direct or indirect interest, other than the following:

- Payment of compensation by our Company to a related person for the related person's service to our Company in the capacity or capacities that give rise to the person's status as a "related person;" and
- Transactions generally available to all employees or all shareholders of our Company on the same terms.

The Audit Committee of our Board of Directors must approve any related person transaction subject to this policy before commencement of the related person transaction or, if it is not practicable to approve the transaction before commencement, the transaction will be submitted to the Audit Committee or chair of the Audit Committee for ratification as soon as possible. The Audit Committee or its Chair will analyze the following factors, in addition to any other factors the Audit Committee deems appropriate, in determining whether to approve a related person transaction:

- The benefits to our Company;
- The impact on a director's independence;
- The availability of other sources for comparable products or services;
- The terms of the transaction and whether they are fair to our Company;
- The terms available to unrelated third parties or to employees generally; and
- Whether the transaction is material to the Company.

The Audit Committee or its Chair may, in its or his sole discretion, approve or deny any related person transaction. Approval of a related person transaction may be conditioned upon our Company and the related person following certain procedures designated by the Audit Committee or its Chair.

BENEFICIAL OWNERSHIP OF SHARES

Director and Executive Officer Beneficial Ownership

The following information, furnished as of February 25, 2008, indicates beneficial ownership of the common shares of our Company by each director, each nominee for election as director, the named executive officers and by all directors and executive officers as a group. Except as otherwise indicated, the persons listed have sole voting and investment power.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1,2,3]	Percent of Common Stock Outstanding[4]	Phantom Stock Units
William J. Carroll	38,946		12,257
Jack W. Eugster	25,900		4,062
J. Kevin Gilligan	30,150		10,242
James A. Graner[2,5]	153,639		—
Dale D. Johnson	243,871		
Lee R. Mitau	77,058		26,837
Patrick J. McHale	127,198		—
Marti Morfitt	66,194		16,276
Simon J.W. Paulis	28,951		—
Mark H. Rauenhorst	37,024		8,200
Charles L. Rescorla[2]	202,788		—
David A. Roberts[6]	11,722		—
William G. Van Dyke	66,939		21,407
R. William Van Sant	15,900		5,122
All directors and executive officers as a group (20 persons)[7]	1,540,570	2.51%	

(1) Includes 897,910 shares with respect to which executive officers, and 233,194 shares with respect to which non-employee directors, have a right, as of April 25, 2008, to acquire beneficial ownership upon the exercise of vested stock options. Mr. Roberts resigned as officer and director effective June 11, 2007. His beneficial ownership is based upon information as of December 28, 2007, pursuant to a questionnaire delivered to the Company by Mr. Roberts.
(2) Excludes the following shares as to which beneficial ownership is disclaimed: (i) 348,748 shares owned by the Graco Employee Retirement Plan, as to which Messrs. Graner, Rescorla and McHale share voting and investment power as members of the Company's Benefits Finance Committee; and (ii) 16,290 shares held by The Graco Foundation, as to which Mr. McHale shares voting and investment power as a director.
(3) Beneficial ownership excludes units shown as phantom stock units, held by each individual non-employee director listed as of February 25, 2008, the record date. Upon termination of the director's service on the Board, the non-employee director will be paid the balance in his or her deferred stock account through the issuance of Graco shares, either in a lump sum or installments, by January 10 of the year following the separation of non-employee director from service. The information in this column is not required by the rules of the Securities Exchange Commission because the phantom stock units carry no voting rights and the non-employee director has no right or ability to convert the phantom stock to common stock within 60 days of February 25, 2008. Nevertheless, we believe that this information provides a more complete picture of the financial stake that our directors have in the Company.
(4) Less than 1% if no percentage is given.
(5) Mr. Graner pledged 23,984 shares of Graco common stock for lines of credit totaling $1,200,000. The outstanding balance of the lines of credit as of December 28, 2007, was $125,000.
(6) Mr. Roberts resigned from the Board effective June 11, 2007.
(7) If the shares referred to in footnote 2 above, as to which one or more directors and designated executive officers share voting power were included, the number of shares beneficially owned by all directors, nominees for election as director and executive officers would be 1,905,609 shares, or 3.11% of the outstanding shares.

Principal Shareholder Beneficial Ownership

The following table identifies each person or group known to our Company to beneficially own as of February 25, 2008, more than 5 percent of the outstanding common shares of the Company, the only class of security entitled to vote at the Annual Meeting.

Name of Shareholder	Beneficial Ownership	Percent of Class
Capital World Investors, a division of Capital Research Management Company[1] 333 South Hope Street Los Angeles CA 90071	4,215,000	6.7%

(1)   Based on information of beneficial ownership as of December 31, 2007 included in a Schedule 13G filed on February 11, 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Our Company's executive officers, directors, and 10 percent shareholders are required under the Securities Exchange Act of 1934 and regulations promulgated thereunder to file initial reports of ownership of the Company's securities and reports of changes in that ownership with the Securities and Exchange Commission. Copies of these reports must also be provided to the Company.

Based upon its review of the reports and any amendments made thereto furnished to our Company, or written representations that no reports were required, management believes that, except as set forth in this section, all reports were filed on a timely basis by reporting persons during and with respect to 2007. On September 15, 2005, Mr. Paulis sold 300 shares of Graco stock owned by him. The transaction was not reported on a Form 4 when the transaction occurred or on a Form 5 by February 2006. A Form 5 was filed on February 4, 2008.

PROPOSAL 2

PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP ("Deloitte") has acted as independent registered public accounting firm for our Company since 1962. The Audit Committee of the Board, which has selected Deloitte as the independent registered public accounting firm for fiscal year 2008, recommends ratification of the selection by the shareholders. If the shareholders do not ratify the selection of Deloitte, the selection of the independent auditors will be reconsidered by the Audit Committee. A representative of Deloitte will be present at the Annual Meeting and will have the opportunity to make a statement if so desired and be available to respond to any shareholder questions.

The Audit Committee of the Board of Directors recommends a vote FOR ratification of the appointment of Deloitte as the independent registered public accounting firm for fiscal year 2008.

OTHER MATTERS

Our Board is not aware of any matter, other than those stated above, which will or may properly be presented for action at the Annual Meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented by such proxies in accordance with their best judgment.

SHAREHOLDER PROPOSALS

We did not receive a request from any shareholder that a matter be submitted to a vote at the 2008 Annual Meeting. Any shareholders wishing to have a matter considered for inclusion in the proxy statement for the Annual Meeting in the year 2009 must submit such proposal in writing to the Secretary of the Company at the address shown on page 1 of this Statement no later than November 11, 2008.

Any shareholder proposal for the Annual Meeting in year 2009 not included in the Proxy Statement must be submitted by written notice to the Secretary of the Company by January 25, 2009 to be considered.

You are respectfully requested to exercise your right to vote as described in the Notice. In the event that you attend the meeting, you may revoke your proxy (either given by telephone, via the internet or by mail) and vote your shares in person if you wish.

For the Board of Directors,

Karen Park Gallivan
Secretary

Dated March 11, 2008





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694
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100
94
Broadway
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394
Downtown Mpls.
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35W
494
Marshall
Broadway
ROC
RI
11th Ave N.E.
Sibley St.
Ramsey St.
TC
RI - Graco Inc.
George Aristides Riverside Center
1150 Sibley Street NE
Minneapolis, MN 55413
Phone: 612-623-6639

GRACO INC.

ANNUAL MEETING OF SHAREHOLDERS

Friday, April 25, 2008
1:00 p.m. Central Time

George Aristides Riverside Center
1150 Sibley Street N.E.
Minneapolis, Minnesota 55413

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement, Form 10-K, and Annual Report are available at www.proxyvote.com.

GRACO INC.
88 Eleventh Avenue N.E.
Minneapolis, Minnesota 55413

proxy

This Proxy is solicited by the Board of Directors for use at the Graco Inc. Annual Meeting on Friday, April 25, 2008.

The shares of common stock of Graco Inc. which you were entitled to vote on February 25, 2008, will be voted as you specify on this card.

By signing this proxy, you revoke all prior proxies and appoint Patrick J. McHale and James A. Graner as Proxies, each of them acting in the absence of the other, with full power of substitution, to vote your shares as specified on the reverse side and at their discretion on any other matter which may properly come before the Annual Meeting or any adjournment thereof.

SEE REVERSE FOR VOTING INSTRUCTIONS.



GRACO

GRACO INC.
88 11TH AVENUE N.E.
MINNEAPOLIS, MN 55413-1894

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your Notice of Internet Availability of Proxy Materials or, if you requested one, your proxy card, in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Graco Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your Notice of Internet Availability of Proxy Materials or, if you requested one, your proxy card, in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Graco Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: GRACO1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

GRACO INC.

The Board of Directors Recommends a Vote FOR Items 1 and 2.

Vote On Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Election of Directors: NOMINEES: 01) Patrick J. McHale 02) Lee R. Mitau 03) Marti Morfitt	☐	☐	☐	_____

Vote On Proposal

	For	Against	Abstain
2. Ratification of Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm.	☐	☐	☐

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. A properly executed proxy will be voted in the manner directed by the person(s) signing below. If you make no choice, your proxy will be voted "FOR" Items 1 and 2.

Please sign exactly as your name(s) appear(s) hereon. In the case of joint owners, each should sign. If signing as executor, trustee, guardian or in any other representative capacity or as an officer of a corporation, please indicate your full title.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date











Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on April 25, 2008

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The following materials are available for view:

Notice and Proxy Statement, Form 10-K, and Annual Report

To view this material, have the 12-digit Control #(s) available and visit: www.investoreconnect.com

If you want to receive a paper or e-mail copy of the above listed documents, you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery, please make the request as instructed below on or before April 7, 2008.

To request material: **Internet**: www.investoreconnect.com **Telephone**: 1-800-579-1639 ****Email**: sendmaterial@investoreconnect.com

If requesting material by e-mail, please send a blank e-mail with the **12-digit Control #(s) (located on the following page) in the subject line.
Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.

GRACO

GRACO INC.
88 11TH AVENUE N.E.
MINNEAPOLIS, MN 55413-1894

1-BROADRIDGEXXXXXXXXXXXXXXXXXXXXXXXXXXX40
2-FINANCIAL SOLUTIONSXXXXXXXXXXXXXXXXXXXX40
3-ATTENTION:XXXXXXXXXXXXXXXXXXXXXXXXXXX40
4-TEST PRINT
5-51 MERCEDES WAY
6-EDGEWOOD,
7-NY
8-11717

1 OF 2
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GRACO INC.

Vote In Person

Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the Meeting you will need to request a ballot to vote these shares.

Vote By Internet

To vote *now* by Internet, go to WWW.PROXYVOTE.COM.
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your notice in hand when you access the web site and follow the instructions.

BARCODE

R1GRC1

P99999-010
12
15
\# OF \#

Meeting Location

The Annual Meeting for shareholders as of February 25, 2008
is to be held on April 25, 2008 at 1:00 p.m. Central Time
at: George Aristides Riverside Center
1150 Sibley Street N.E.
Minneapolis, Minnesota 55413





N

RI - Graco Inc.
George Aristides Riverside Center
1150 Sibley Street NE
Minneapolis, MN 55413
Phone: 612-623-6639

R1GRC2

THIS AREA RESERVED FOR LANGUAGE
PERTAINING TO HOUSEHOLDING
IF APPLICABLE.

P99999-010
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OF

Voting items

The Board of Directors Recommends a Vote FOR Items 1 and 2.

1. Election of Directors:

   Nominees:

   01) Patrick J. McHale
   02) Lee R. Mitau
   03) Marti Morfitt

2. Ratification of Appointment of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm.

BARCODE

CONTROL # → 0000 0000 0000

BROADRIDGEXXXXXXXXXXXXXXXXXXXXXXXXXXXXX-40
FINANCIAL SOLUTIONS
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717

Acct #XXXXXXXXXXXXX
SHARESXXXXXXXXXXX
Cusip
P99999-010
12
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OF

R1GRC3



March 11, 2008

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RE: Graco Inc.
     Proxy Statement for 2008 Annual Shareholders Meeting, Proxy Card
        and Notice of Internet Availability of Proxy Materials
     File No. 001-09249
     CIK No. 0000042888

Ladies and Gentlemen:

Pursuant to Rule 101(a)(1)(iii) of Regulation S-T, enclosed for filing is the Proxy
Statement, Proxy Card and Notice of Internet Availability of Proxy Materials to be used
by Graco Inc. in connection with its 2008 Annual Meeting of Shareholders.

Yours very truly,

Karen Park Gallivan
Vice President, General Counsel and Secretary

Enclosures

cc: New York Stock Exchange (6 copies via Federal Express)
     Society of Corporate Secretaries and Governance Professionals (1 printed copy)